OLD DOMINION
FREIGHT LINE, INC.
2024 ANNUAL REPORT

Helping the world keep promises.®



Helping The World
Keep Promises®

OD DOMESTIC   OD EXPEDITED   OD PEOPLE   OD GLOBAL   OD TECHNOLOGY



CONSISTENT INVESTMENT & EXECUTION DRIVES VALUE

OLD DOMINION FREIGHT LINE continued to execute on our proven, long-term strategic plan in 2024, the cornerstone of which remains our commitment to provide our customers with superior service at a fair price. We spent $771 million in capital expenditures so that we are prepared to capitalize on future growth opportunities, while also remaining committed to investing in our OD Family of employees and supporting our unique culture. We are confident that through consistent investment in our network and technology and a relentless focus by our team on customer service, Old Dominion will continue to deliver an unmatched value proposition for our customers, win market share and drive long-term shareholder value.

OD DOMESTIC

OD's ongoing investment in our domestic service center network is key to our ability to deliver superior service and support our customers throughout the economic cycle. We have invested approximately $2.5 billion in our service center network over the last ten years, and we have expanded to 261 service centers* across the United States to provide capacity for further customer growth and additional market share opportunities. In 2024, our superior customer service and commitment to excellence earned OD the Mastio Quality Award** for National LTL Carrier for an unprecedented 15th consecutive year.

OD EXPEDITED

We are proud of our commitment to on-time delivery of time-sensitive and highly critical shipments. Our ability to consistently meet customer demand through various economic cycles is a hallmark of our success. As supply chains tighten and delivery windows contract, OD Expedited service provides customers with customizable solutions to meet their needs, from Guaranteed and On-Demand shipping to Weekend Promise with Friday pickup and Monday delivery. We tailor each service to meet the customers' needs and monitor each shipment 24 hours a day, 7 days a week to help ensure on-time delivery. In addition, OD's Must Arrive By Date service helps our retail customers meet their increasingly complex and stringent supply chain demands.

OD PEOPLE

OD's dedicated, highly-trained employees have made us an industry leader. We are proud to foster a culture of safety and performance excellence, while also providing competitive compensation, robust benefits, and career advancement opportunities. We support our employees' ability to grow and progress in their careers by offering skills and leadership development training programs. This commitment to our team allows us to attract and retain exceptional talent, which drives improvement across all areas of our business. Our efforts have earned us recognition, including being named as one of the Top Companies for Women to Work in Transportation*** and inclusion on Forbes' listing of America's Best Large Employers****.

OD GLOBAL

OD Global offers established freight services with a global reach through our strategic alliances. Our customers enjoy extensive door-to-door freight tracking and professional customer service. OD Global helps our customers manage less-than-container load (LCL) and full-container load (FCL) shipping, nationwide container drayage, ocean and air freight forwarding and expedited LCL imports. We also provide access to customs compliance consulting for international cross-border shipments.

OD TECHNOLOGY

We are committed to making our services efficient and convenient for our customers – and that means keeping up with the industry's latest developments in technology. We believe our sizable investments in information systems have made the OD network one of the most efficient in the industry. We create value for our customers by providing superior service and data visibility. From our convenient customer website, connected systems and mobile experience, to our track-and-trace system, to our load planning and routing processes, OD's advanced technologies are another example of how we make it easy to do business with us.



* As of December 31, 2024 ** Source: 2024 Mastio and Company National LTL Carrier Report *** Source: Women in Trucking Association, 2024 **** Source: Forbes Magazine, 2024

2

TO OUR SHAREHOLDERS AND OUR OD FAMILY OF EMPLOYEES

OLD DOMINION'S FINANCIAL RESULTS in 2024 reflect continued softness in the domestic economy. While the past few years have been challenging given the macroeconomic headwinds and disruption we have faced within our industry, we are proud of how our team has executed. During this period, we have continued to focus on what we can control: providing our customers with superior service; remaining disciplined in our approach to pricing; continuing to invest in our capacity to support future growth; and controlling our expenses. By maintaining our commitment to these core pillars of our long-term strategic plan, we are confident in our ability to continue to drive profitable revenue growth as the economy improves.

We generated revenue of $5.8 billion in 2024. While this represents a modest decline in our revenue performance compared to 2023, over the past 10 years we have increased revenue at a compound annual growth rate of 7.6%. Our operating ratio of 73.4% resulted in diluted earnings per share of $5.48 in 2024, which represents a 2.7% decline compared to the prior year period when giving effect to our two-for-one stock split. Our diluted earnings per share have grown at a compound rate of 18.2% over the last 10 years.

Our outstanding team continued to deliver superior customer service in 2024 while also operating efficiently. Our ability to be there for our customers through the ups and downs of the economic cycle, while also keeping a tight rein on costs, is a testament to our unique culture. Decades of strategic investment in our network and an unwavering focus on superior customer service position OD to continue to build on our past success in the years ahead. The foundation of our success, and our most valuable asset, continues to be our people. The OD Family of employees is what makes our Company **The Best In The Game®**. The commitment our team demonstrates every day to deliver on behalf of our customers and drive value for our shareholders will always be what makes our Company special. Thanks to our people and culture, Old Dominion cannot be duplicated.

For this reason, we continue to invest in our people by providing a competitive wage and benefits package as well as opportunities for career development via our Driver Training, Supervisor Training and Management Training programs. Within our benefits package is our 401(k) plan, which includes a matching provision and a discretionary contribution that is based on our net income and is allocated to all contributing 401(k) participants. We are proud that our people view themselves as financial stakeholders in our Company, not just as employees. This is a key part of what makes our culture unique and encourages our team to remain focused on the key elements of our strategic plan. We were pleased that our efforts in these areas were recognized in 2024 as we were ranked as one of the Top Companies for Women to Work in Transportation by Women in Trucking and one of America's Best Large Employers by Forbes.

In addition to our people and culture, our willingness to consistently invest in our network and capacity so that we are positioned to grow with our customers has been, and remains, a critical component of our ability to win long-term market share. We spent $771 million on capital expenditures in 2024, including $373 million that we invested in real estate and in service center expansion projects. While we ended 2024 with over 30% excess capacity in our network, we know how quickly the demand environment can change and we remain committed to staying ahead of the growth curve. As a result, we plan to invest another $300 million in our real estate network in 2025 as a part of our $575 million capital spending plan that also includes $225 million for tractors and trailers and $50 million for technology and other assets.

Delivering superior service for our customers is the cornerstone of our long-term strategic plan. Doing so allows us to continue to maintain our disciplined approach to pricing, which seeks to offset our cost inflation and support further investment in the capacity and technology that our customers require. We were pleased to continue to provide our customers with industry-leading service in 2024, including 99% on-time service and a cargo claims ratio of 0.1%. While



important, we also know that superior customer service goes far beyond delivering freight on time and damage free. As a result, we were pleased to be named the No. 1 national LTL carrier in 2024 by Mastio and Company for the fifteenth consecutive year. This is an incredible accomplishment that every member of the OD Family of employees takes tremendous pride in, and we are highly motivated to continue to deliver the highest standard of service for our customers in the years ahead.

We see a long runway for future growth and will continue to prioritize investments in our capacity, our technology and, most importantly, our people. The strength of our cash flow and balance sheet also gives us the financial flexibility to return capital to our shareholders. During 2024 we utilized $967 million in cash for share repurchases, including a $200 million accelerated share repurchase program, and $224 million for our cash dividend program. We were pleased that our Board of Directors authorized a 7.7% increase to our quarterly cash dividend in the first quarter of 2025 to $0.28 per share. Our compounded annualized total shareholder returns, assuming reinvestment of all dividends, were 23.3% and 21.6% over the past five-year and ten-year periods, respectively.

As a result of the consistent investments we have made in our network, our technology and our OD Family of employees, we know that we are in a strong position to respond to an improved demand environment when it materializes. We stand ready to support our customers with the industry-leading service and the capacity they will require to keep their promises to their own customers. The combination of a unique culture built around best-in-class service and consistent investments in our capacity has produced an unmatched value proposition for our customers, which has allowed us to win more market share than any other LTL carrier over the past decade. We are confident that by remaining committed to our proven, long-term business plan, we are also the best-positioned carrier to win market share in the years ahead.

In closing, our team produced solid results over the past year while also continuing to position our Company for future growth. We thank our OD Family of employees for **Helping the World Keep Promises®** in 2024, our 90th year of operation. We are especially grateful to all our valued customers for choosing Old Dominion. Finally, we thank our fellow shareholders for your continued support.

Together, we look forward to the opportunities ahead for Old Dominion in 2025.

Kevin M. Freeman
Kevin M. Freeman
President and Chief Executive Officer

David S. Congdon
David S. Congdon
Executive Chairman of the Board

SELECTED FINANCIAL DATA

OPERATING STATISTICS:	2024	2023	2022	2021	2020
LTL revenue per hundredweight	$ 32.05	$ 31.31	$ 30.24	$ 25.59	$ 22.62
LTL tons (in thousands)	9,000	9,260	10,211	10,119	8,770
LTL shipments (in thousands)	12,011	12,176	12,989	12,880	10,869
Average length of haul (in miles)	919	925	934	935	925
Service centers	261	257	255	251	244
Tractors	11,284	10,791	11,274	10,403	9,288
Trailers	46,714	46,414	45,567	41,220	36,650

FINANCIAL RESULTS:[1]	2024	2023	2022	2021	2020
Revenue from operations	$ 5,814,810	$ 5,866,152	$ 6,260,077	$ 5,256,328	$ 4,015,129
Operating income	$ 1,543,998	$ 1,640,673	$ 1,840,632	$ 1,391,602	$ 906,882
Net income	$ 1,186,073	$ 1,239,502	$ 1,377,159	$ 1,034,375	$ 672,682
Operating ratio	73.4%	72.0%	70.6%	73.5%	77.4%
Diluted earnings per share	$ 5.48	$ 5.63	$ 6.09	$ 4.44	$ 2.84
Diluted weighted average shares outstanding	216,485	220,180	226,156	232,820	236,986
FINANCIAL POSITION:[1]					
Current assets	$ 720,683	$ 1,143,333	$ 933,740	$ 1,383,787	$ 1,243,339
Total assets	$ 5,491,395	$ 5,512,393	$ 4,838,610	$ 4,821,544	$ 4,369,410
Current liabilities	$ 540,529	$ 544,658	$ 529,793	$ 464,234	$ 373,130
Long-term debt (including current maturities)	$ 59,987	$ 79,977	$ 99,963	$ 99,947	$ 99,931
Shareholders' equity	$ 4,244,588	$ 4,257,811	$ 3,652,917	$ 3,679,807	$ 3,326,288

[1] In thousands, except per share amounts and operating statistics. Prior period share and per share data have been adjusted to reflect the company's March 2024 two-for-one stock split.

REVENUE FROM OPERATIONS
(in millions)



$6,500
$6,000
$5,500
$5,000
$4,500
$4,000
$3,500
2020
2021
2022
2023
2024

OPERATING INCOME
(in millions)



$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
2020
2021
2022
2023
2024

DILUTED EARNINGS PER SHARE



6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
2020
2021
2022
2023
2024

SHAREHOLDERS' EQUITY
(in millions)



$4,500
$4,250
$4,000
$3,750
$3,500
$3,250
$3,000
2020
2021
2022
2023
2024

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

DAVID S. CONGDON
Director; Executive Chairman of the Board

SHERRY A. AAHOLM (1) (4)*
Director; Retired Vice President and Chief Digital Officer, Cummins, Inc.

JOHN R. CONGDON, JR.
Director; Retired Chairman and Chief Executive Officer,
Old Dominion Truck Leasing, Inc. and Dominion Dedicated Logistics, Inc.

ANDREW S. DAVIS (1) (2)
Director; Senior Vice President, Strategy and Investments,
Cox Enterprises Inc.

KEVIN M. FREEMAN
Director; President and Chief Executive Officer

BRADLEY R. GABOSCH (1)* (4)
Director; Retired Managing Director, Grant Thornton LLP

GREG C. GANTT
Director; Retired President and Chief Executive Officer,
Old Dominion Freight Line, Inc.

JOHN D. KASARDA, PH.D. (2) (3)*
Director; President and Chief Executive Officer of Aerotropolis
Business Concepts LLC; President of Aerotropolis Institute China;
Faculty, University of North Carolina at Chapel Hill's Kenan-Flagler
Business School

CHERYL S. MILLER (1) (4)
Director; Retired President and Chief Executive Officer, AutoNation, Inc.

WENDY T. STALLINGS (2) (3)
Director; Owner, President and Chief Executive Officer,
TPI Event Solutions, Inc.; Real Estate Developer and Investor

THOMAS A. STITH, III (3) (4)
Director; Co-Founder and Chief Executive Officer, The Michael
Thomas Group; Professor of the Practice, University of North
Carolina at Chapel Hill's Kenan-Flagler Business School; Fellow
for the Kenan Institute of Private Enterprise

LEO H. SUGGS (2)* (3)
Lead Independent Director; Retired President
and Chief Executive Officer, UPS Freight

GREGORY B. PLEMMONS
Executive Vice President and Chief Operating Officer

ADAM N. SATTERFIELD
Executive Vice President, Chief Financial Officer
and Assistant Secretary

CHRISTOPHER T. BROOKS
Senior Vice President – Human Resources and Safety

STEVEN W. HARTSELL
Senior Vice President – Sales

CHRISTOPHER J. KELLEY
Senior Vice President – Operations

CECIL E. OVERBEY, JR.
Senior Vice President – Strategic Development

ROSS H. PARR
Senior Vice President – Legal Affairs,
General Counsel and Secretary

(1) Audit Committee • (2) Talent and Compensation Committee • (3) Governance and Nomination Committee • (4) Risk Committee • *Committee Chair

SHAREHOLDER INFORMATION

FORM 10-K/INVESTOR CONTACT
Our Annual Report on Form 10-K is available on our website, https://ir.odfl.com/annual-reports, or a copy
(without exhibits) is available at no charge by contacting Adam N. Satterfield, Executive Vice President,
Chief Financial Officer and Assistant Secretary at our corporate office.

ANNUAL SHAREHOLDERS' MEETING
The Annual Meeting of Shareholders will be held on May 21, 2025 at 10:00 a.m. EDT at the Grandover Resort,
1000 Club Road, Greensboro, NC 27407.

REGISTRAR AND TRANSFER AGENT
Computershare Trust Company, N.A. • P.O. Box 43078 • Providence, RI 02940 • 800.736.3001

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP • 4131 Parklake Avenue, Suite 500 • Raleigh, NC 27612



Helping The World
Keep Promises®

500 Old Dominion Way, Thomasville, NC 27360 • 336.889.5000 • 1.800.432.6335 • odfl.com

Old Dominion Freight Line, Inc.

2024 Annual Report on Form 10-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___________ to ___________.

Commission File Number: 0-19582

OLD DOMINION FREIGHT LINE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA	**56-0751714**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
500 Old Dominion Way Thomasville, North Carolina	**27360**
(Address of principal executive offices)	**(Zip Code)**

(336) 889-5000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock ($0.10 par value)	**ODFL**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒　No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐　No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒　No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒　No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Emerging growth company ☐
Non-accelerated filer ☐	Smaller reporting company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐　No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2024 was $33,407,884,515, based on the closing sales price as reported on the Nasdaq Global Select Market.

As of February 21, 2025, the registrant had 212,545,079 outstanding shares of Common Stock ($0.10 par value).

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders are incorporated by reference into Part III of this report.

FORWARD-LOOKING INFORMATION

Forward-looking statements appear in this Annual Report, including but not limited to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in other written and oral statements made by or on behalf of us. These forward-looking statements include, but are not limited to, statements relating to our goals, strategies, expectations, competitive environment, compliance with regulations, availability of resources, future events and future financial performance. Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements typically can be identified by such words as "anticipate," "estimate," "forecast," "project," "intend," "expect," "believe," "should," "could," "may," or other similar words or expressions. We caution readers that such forward-looking statements involve risks and uncertainties that could cause actual events or results to differ materially from those expressed or implied herein, including, but not limited to, the risk factors detailed in this Annual Report.

Our forward-looking statements are based on our beliefs and assumptions using information available at the time the statements are made. We caution the reader not to place undue reliance on our forward-looking statements as (i) these statements are neither a prediction nor a guarantee of future events or circumstances and (ii) the assumptions, beliefs, expectations and projections about future events may differ materially from actual results. We undertake no obligation to publicly update any forward-looking statement to reflect developments occurring after the statement is made, except to the extent required by law.


PART I


ITEM 1. BUSINESS

Unless the context requires otherwise, references in this report to "Old Dominion," the "Company," "we," "us" and "our" refer to Old Dominion Freight Line, Inc.

Overview

We are one of the largest North American less-than-truckload ("LTL") motor carriers. We provide regional, inter-regional and national LTL services through a single integrated, union-free organization. Our service offerings, which include expedited transportation, are provided through an expansive network of service centers located throughout the continental United States. Through strategic alliances, we also provide LTL services throughout North America. In addition to our core LTL services, we offer a range of value-added services including container drayage, truckload brokerage and supply chain consulting. More than 98% of our revenue has historically been derived from transporting LTL shipments for our customers, whose demand for our services is generally tied to industrial production and the overall health of the U.S. domestic economy.

We have increased our revenue and customer base over the past ten years primarily through organic market share growth. Our infrastructure allows us to provide service through each of our regions covering the continental United States. In addition to numerous service center renovations, expansions, and existing service center relocations, we opened 4, 25 and 39 new service centers over the past one, five and ten years, respectively, for a total of 261 service centers at December 31, 2024. We believe these actions produced increased capacity within our service center network and provide us with opportunities for future growth.

We believe the growth in demand for our services can be attributed to our ability to consistently provide a superior level of customer service at a fair price, which allows our customers to meet their supply chain needs. Our integrated structure allows us to offer our customers consistent, high-quality service from origin to destination, and we believe our operating structure and proprietary information systems enable us to efficiently manage our operating costs. Our services are complemented by our technological capabilities, which we believe improve the efficiency of our operations while also empowering our customers to manage their individual shipping needs.

We were founded in 1934 and incorporated in Virginia in 1950. Our principal executive offices are located at 500 Old Dominion Way, Thomasville, North Carolina 27360.

Our Industry

Trucking companies provide transportation services to virtually every industry operating in the United States and generally offer higher levels of reliability and faster transit times than other surface transportation options. The trucking industry is comprised principally of two types of motor carriers: LTL and truckload. LTL freight carriers typically pick up multiple shipments from multiple customers on a single truck. The LTL freight is then routed through a network of service centers where the freight may be transferred to other trucks with similar destinations. LTL motor carriers generally require a more expansive network of local pickup and delivery ("P&D") service centers, as well as larger breakbulk, or hub, facilities. In contrast, truckload carriers generally dedicate an entire truck to one customer from origin to destination.

Significant capital is required to create and maintain a network of service centers and a fleet of tractors and trailers. The high fixed costs and capital spending requirements for LTL motor carriers make it difficult for new start-up or small operators to effectively compete with established carriers. In addition, successful LTL motor carriers generally employ, and regularly update, a high level of technology-based systems and processes that provide information to customers and help reduce operating costs.

In 2023, the LTL industry had revenue of approximately $46.9 billion based on information reported in *Transport Topics*. The LTL industry is highly competitive on the basis of service and price and has consolidated significantly since the industry was deregulated in 1980. The largest 5 and 10 LTL motor carriers accounted for approximately 57% and 82%, respectively, of the domestic LTL market in 2023 according to information reported in *Transport Topics*. We believe consolidation in our industry will continue due to increased customer demand for transportation providers that can offer both regional and national service as well as other complementary value-added services.

Competition

The transportation and logistics industry is intensely competitive and highly fragmented. We compete with regional, inter-regional and national LTL carriers and, to a lesser extent, with truckload carriers, small package carriers, airfreight carriers and railroads. We also compete with, and provide transportation services to, third-party logistics providers that determine both the mode of transportation and the carrier. Some of our competitors may have a broader global network and a wider range of services than we do. Competition in our industry is based primarily on service, price, available capacity and business relationships. We believe we are able to gain market share by providing high-quality service at a fair price and intend to expand the capacity of our network to accommodate future growth.

Throughout our organization, we continuously seek to improve customer service by, among other things, maximizing on-time performance and minimizing cargo claims. We believe our transit times are generally faster and more reliable than those of our principal national competitors, in part because of our efficient service center network, use of team drivers and proprietary technology. In addition, we provide greater geographic coverage than most of our regional competitors. Our diversified mix and scope of regional, inter-regional and national LTL service, combined with our value-added service offerings, enables us to provide our customers with a single source to meet their shipping and logistics needs. We believe the combination of these factors provides us with a distinct advantage over most of our competitors.

We utilize flexible scheduling and train our employees to perform multiple tasks, which we believe allows us to achieve greater productivity and higher levels of customer service than our competitors. We believe our focus on employee communication, continued education, development and motivation strengthens the relationships and trust among our employees.

Service Center Operations

At December 31, 2024, we operated 261 service center locations, of which we owned 239 and leased 22. Our service centers are responsible for the P&D of freight within their local service area. Each night, our service centers load outbound freight for transport to our other service centers for delivery. All inbound freight received by the service center in the evening or during the night is generally scheduled for local delivery the next business day, unless a customer requests a different delivery schedule. Our management reviews the productivity and service performance of each service center on a daily basis to help ensure quality service and efficient operations. Our network includes major breakbulk facilities, as well as various other service centers that are used for additional limited breakbulk activity in order to serve our next-day markets. Our service centers are strategically located throughout the country so that we can provide the highest quality service and minimize freight rehandling costs.

Although we have established primary responsibility for customer service at the local service center level, our customers may access information and initiate transactions through our centralized customer service department located at our corporate office or through other digital channels. Our systems allow us to offer our customers access to information such as freight tracking, shipping documents, rate quotes, rate databases and account activity. Our integrated systems and customer service department provide our customers with a single point of contact to access information across all areas of our operations and for each of our service offerings.

Linehaul Transportation

Linehaul dispatchers control the movement of freight between service centers through integrated freight movement systems. We also utilize load-planning software to optimize efficiencies in our linehaul operations. Our management team monitors freight movements, transit times, load factors and many other productivity measurements to help ensure that we maintain our high levels of service and efficiency.

We utilize scheduled routes and additional linehaul dispatches as necessary to meet our published transit times. In addition, we gain efficiency through the use of twin 28-foot trailers in our linehaul operations. The use of twin 28-foot trailers permits us to transport freight directly from its point of origin to destination with minimal unloading and reloading, which also reduces our exposure to potential cargo loss and damage expenses. We utilize long-combination vehicles, such as triple 28-foot trailers and combinations of 48-foot and 28-foot trailers, in states where permitted. Twin trailers and long-combination vehicles permit more freight to be transported behind a tractor than could otherwise be transported by one trailer.

Tractors, Trailers and Maintenance

At December 31, 2024, we owned 11,284 tractors. We generally use new tractors in linehaul operations for approximately three to five years and then transfer those tractors to P&D operations for the remainder of their useful lives. In many of our service centers, tractors perform P&D functions during the day and linehaul functions at night to maximize tractor utilization.

The table below reflects, as of December 31, 2024, the average age of our tractors and trailers:

Type of Equipment	Number of Units	Average Age (In years)
Tractors	11,284	4.3
Linehaul trailers	31,451	7.3
P&D trailers	15,263	7.0

We develop certain specifications for tractors and trailers and then negotiate the production and purchase of this equipment with several manufacturers. These purchases are planned well in advance of anticipated delivery dates in order to accommodate manufacturers' production schedules. We generally believe there is sufficient capacity among suppliers to help ensure an uninterrupted supply of equipment to support our operations. We may periodically utilize third-party transportation providers in our linehaul network to supplement our equipment or maintain older equipment that would have otherwise been replaced based on our normal equipment cycle, in order to support our equipment needs.

The table below sets forth our capital expenditures for tractors and trailers for the years ended December 31, 2024 and 2023. For more information concerning our capital expenditures, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" in this report.

	Year Ended December 31,	
In thousands	2024	2023
Tractors	$ 218,682	$ 203,417
Trailers	103,919	181,534
Total	$ 322,601	$ 384,951

At December 31, 2024, we operated 47 fleet maintenance centers at strategic service center locations throughout our network. These fleet maintenance centers are equipped to perform routine and preventive maintenance and repairs on our equipment.

We adhere to established maintenance policies and procedures to help ensure our fleet is properly maintained. Tractors are routed to appropriate maintenance facilities or authorized repair vendors generally at designated mileage intervals or every 90 days, whichever occurs first. Trailers are also generally scheduled for preventive maintenance every 90 days.

Customers

Revenue is generated primarily from customers throughout the United States and North America. In 2024, our largest customer accounted for approximately 5.3% of our revenue and our largest 5, 10 and 20 customers accounted for 14.7%, 21.5% and 31.1% of our revenue, respectively. For the last three fiscal years, more than 95% of our revenue was derived from services performed in the United States and less than 5% of our revenue was generated from services performed internationally. We believe the diversity of our customer base helps protect our business from adverse developments in a single geographic region and from the reduction or loss of business from a single customer.

We utilize an integrated freight-costing system to determine the price level at which a particular freight shipment will be profitable. We can modify elements of this freight-costing model to simulate the actual conditions under which the freight will be moved. Many of our customers engage our services through the terms and provisions of our tariffs and through negotiated service contracts. We also compete for business by participating in bid solicitations. Customers generally solicit bids for relatively large numbers of shipments for a period of one to two years and typically choose to enter into contractual arrangements with a limited number of motor carriers based upon price and service.

Seasonality

Our tonnage levels and revenue mix are subject to seasonal trends common in our industry, although other factors, such as macroeconomic changes, could cause variation in these trends. Our revenue and operating margins in the first and fourth quarters are typically lower than those during the second and third quarters due to reduced shipments during the winter months. Harsh weather, hurricanes, tornadoes, floods and other natural disasters can also adversely impact our performance by reducing demand and increasing operating expenses. We believe seasonal trends will continue to impact our business.

Technology

Our technology is critical to the success and delivery of the premium service provided by our operations. We continually seek to upgrade and enhance our technological capabilities, including our use of cloud-based technology. We also provide access to our systems through multiple secure gateways that offer our customers and employees maximum flexibility and access to information. We employ vehicle safety systems, forward-facing cameras, on-board computer systems, smart phones, freight handling systems and logistics technology to reduce costs and transit times, as well as to meet regulatory requirements. Our data systems are integrated at every level within our organization, which we believe is critical to our success. Our systems are protected through physical and software safeguards, as well as redundant systems, network security measures and backups. We continue to focus on the development and enhancement of emerging technologies used in our operations in order to improve the efficiency and effectiveness of our services.

Insurance

We carry a significant amount of insurance with third-party insurance carriers that provides various levels of protection for our risk exposure, including protection in the areas of property, casualty, cyber, management, and group health, with coverage limits and retention/deductible levels that we believe are reasonable given historical claim activity and severity. We believe that our policy of maintaining self-insured retentions or deductibles under these various insurance programs for a portion of our risks, supported by our safety, claims management and loss prevention programs, is an effective means of managing insurance costs. We periodically review our risk exposure and insurance coverage applicable to those risks and believe that we maintain sufficient insurance coverage.

Diesel Fuel Availability and Cost

We depend heavily upon the availability and quality of diesel fuel, including alternative fuel types, to provide our transportation services. We maintain fuel storage and pumping facilities at certain service center locations as the primary source for fueling our fleet, and we utilize over-the-road fueling options at retail locations as necessary. We could be susceptible to regional and/or national fuel shortages, which could cause us to incur additional expense in order to obtain an adequate supply within our own fueling network or cause us to rely more heavily on higher-priced retail fuel.

We believe our operations and financial condition are susceptible to the same diesel fuel price increases or shortages as those of our competitors. We have fuel surcharge programs that are designed to mitigate the financial statement impact of changes in the price of diesel fuel. Our fuel surcharges are generally indexed to fuel prices published by the U.S. Department of Energy (the "DOE") that reset each week and are one of many components that we use to determine the overall price for our transportation services.

Human Capital

Employee Profile

As of December 31, 2024, we employed 21,895 active full-time employees, none of which were represented under a collective bargaining agreement. Our full-time employees work in the following roles:

Full-Time Employees	Number of Employees
Drivers	10,941
Platform	3,773
Fleet technicians	684
Sales, administrative and other	6,497
Total	21,895

Employee Engagement and Benefits

Our Old Dominion Family of employees are a key factor in the success of our business. The unique OD Family culture encourages development and employee engagement, and motivates our employees to provide the superior customer service for which we are known. We believe this culture is part of what attracts employees and helps keep our turnover rates low. We also provide our employees with a comprehensive benefits package, including a plan that covers our eligible employees' premium for health insurance, voluntary disability and life insurance coverages, a flexible paid time off policy, a 401(k) plan with a guaranteed employer match as well as a discretionary employer match opportunity, and various wellness programs designed to assist employees with establishing and living a healthy and balanced lifestyle.

Employee Development and Safety

As of December 31, 2024, we employed 5,645 linehaul drivers and 5,296 P&D drivers on a full-time basis. We select our drivers based upon certain qualifications and a comprehensive background check, including driving records and experience. Among other requirements, our drivers must pass a drug test, have a current U.S. Department of Transportation ("DOT") physical and have a valid commercial driver's license prior to employment. Once employed, drivers are required to obtain and maintain hazardous materials endorsements to their commercial driver's licenses. Drivers, like all of our employees, are required to take pre-employment drug and alcohol tests and are randomly selected for periodic additional testing, per the requirements of the Department of Transportation.

Since 1988, we have provided a no-cost opportunity for qualified employees to become drivers through the "Old Dominion Driver Training Program." There are currently 3,716 active drivers who have successfully completed this training, which was approximately 34.0% of our full-time driver workforce as of December 31, 2024. We believe our driver training and qualification programs have been important factors in improving our safety record and retaining qualified drivers. Over 24% of our drivers have achieved one million safe driving miles or more. The 10-year average turnover rate for our driver graduates is approximately 7.5%, which is below our 10-year average turnover rate for our Company-wide drivers of approximately 10.1%.

Based on driving records, our drivers are eligible to be rewarded with annual safety bonuses of up to $3,000 per driver. Our safety bonuses paid to drivers totaled $5.8 million, $5.5 million and $5.3 million in 2024, 2023 and 2022, respectively.

We also maintain various talent development programs, including our "Management Trainee Program," "Sales Trainee Program," and "Supervisor Development Program," that offer opportunities for our employees to be considered and prepared for sales and management opportunities. These programs, in addition to our succession planning process, support our philosophy of promoting from within our high-quality workforce.

Governmental Regulation

We are regulated by the DOT and by various state and federal agencies. These regulatory authorities have broad powers over matters relating to authorized motor carrier operations, as well as motor carrier registration, driver hours of service, safety and fitness of transportation equipment and drivers, transportation of hazardous materials, certain mergers and acquisitions and periodic financial reporting. The trucking industry is also subject to regulatory and legislative changes from a variety of other governmental authorities, which address matters such as increasingly stringent environmental regulations, occupational safety and health regulations, limits on vehicle weight and size, ergonomics, port security, and driver hours of service.

In addition, we are subject to compliance with cargo-security and transportation regulations issued by the Transportation Security Administration ("TSA") and Customs and Border Protection ("CBP") within the U.S. Department of Homeland Security. Regulatory requirements, and changes in regulatory requirements or guidance, may affect our business or the economics of the industry by requiring changes in operating practices that could influence the demand for and increase the costs of providing transportation services.

Driver Hours of Service

The Federal Motor Carrier Safety Administration (the "FMCSA") rules provide that a truck driver may work no more than a maximum number of 60 hours within seven consecutive days and 70 hours within eight consecutive days. FMCSA rules further impose a maximum work period of 14 hours (no more than 11 hours of which may be driving time) after first coming on-duty following 10 consecutive hours of off-duty time. FMCSA rules also require that drivers take a 30-minute break prior to driving beyond eight hours. Our drivers utilize electronic logging devices ("ELDs") for the purpose of recording their hours of service.

Commercial Driver's License Drug and Alcohol Clearinghouse

We are registered as a motor carrier with the Commercial Driver's License Drug and Alcohol Clearinghouse, which requires us to check for drug and alcohol violations of current drivers at least annually and prospective employees prior to hiring.

Environmental Regulation

We are subject to various federal, state and local environmental laws and regulations that focus on, among other things: the disposal, emission and discharge of hazardous waste, hazardous materials, or other materials into the environment or their presence at our properties or in our vehicles; fuel storage tanks; transportation of certain materials; and the discharge or retention of storm water. Under specific environmental laws, we could also be held responsible for any costs relating to contamination at our past or present facilities and at third-party waste disposal sites, as well as costs associated with clean-up of accidents involving our vehicles. We do not believe that the cost of future compliance with current environmental laws or regulations will have a material adverse effect on our operations, financial condition, competitive position or capital expenditures for fiscal year 2025. However, future changes to laws or regulations may adversely affect our operations and could result in unforeseen costs to our business.

Available Information

Through our website, http://www.odfl.com, we make available, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), as soon as practicable after we electronically file the material with or furnish it to the U.S. Securities and Exchange Commission (the "SEC"). The public may read or copy any document we file with the SEC at the SEC's website, http://www.sec.gov (File No. 0-19582). Information contained on our website is neither part of nor incorporated by reference into this Form 10-K or any other report we file with or furnish to the SEC.

ITEM 1A. RISK FACTORS

An investment in our common stock involves a variety of risks and uncertainties. The following describes some of the material risks that could adversely affect our business, financial condition, operating results or cash flows. We may also be adversely impacted by other risks not presently known to us or that we currently consider immaterial.

Risks Related to our Business and Operations

If we are unable to successfully execute our growth strategy, and develop, market and consistently deliver high-quality services that meet customer expectations, our business and future results of operations may suffer.

Our growth strategy includes increasing the volume of freight moving through our existing service center network primarily by increasing our market share and selectively expanding our capacity in the United States. In connection with our growth strategy, at various times, we have consistently expanded and upgraded our service center network, purchased additional equipment and increased our sales and marketing efforts, and we expect to continue to do so. Our growth strategy exposes us to a number of risks, including the following:

- shortages of suitable real estate may limit our growth and could cause congestion in our service center network, which could result in increased operating expenses;

- our projected freight volume growth may differ from actual results, and prior capital investments based on our projections may contribute to excess capacity that could negatively impact our profitability;

- growth may strain our management, capital resources, information systems and customer service;

- hiring new employees may increase training costs and may result in temporary inefficiencies until those employees become proficient in their jobs;

- competition for qualified employees could adversely affect our profitability;

- we may find it more difficult to maintain our unique OD family culture, which we believe has been a key contributor to our success;

- expanding our service offerings may require us to enter into new markets and encounter new competitive challenges; and

- limited supply and increased costs of new equipment may adversely affect our profitability and cash flows.

We cannot ensure that we will overcome the risks associated with our growth strategy. If we fail to overcome those risks, we may not realize projected growth and related revenue or profits from our efforts, we may incur additional expenses and, as a result, our financial position and results of operations could be materially and adversely affected.

Changes in our relationships with significant customers, including the loss or reduction in business from one or more of them, could have an adverse impact on our business.

We do not believe the loss of any one customer would materially impact our business and revenue growth due to the diversity of our customer base. We do, however, have a number of customers whose demand for our services is tied to the broader domestic economy that could, collectively, impact our business and potential revenue growth. These customers could experience a decrease in production due to a decrease in the demand for their products, as a result of a decline in the U.S. economy or other global economic factors. They could also use other LTL providers or other modes of transportation, such as truckload and intermodal, in response to capacity, service and pricing issues. Finally, unfavorable publicity about us or our employees, particularly given the current environment of instantaneous communication and social media outlets, could damage our reputation and result in these customers reducing their demand for our services. If these factors resulted in a reduction or loss of business from these customers, there could be a material impact on our business and revenue growth.

Insurance and claims expenses could significantly reduce our profitability.

We are exposed to a variety of claims, including but not limited to those related to cargo loss and damage, property damage, personal injury, workers' compensation and healthcare. We have insurance coverage with third-party insurance carriers, but we assume a significant portion of the risk associated with these claims due to our self-insured retentions and deductibles. Our operating results could be adversely affected if any of the following were to occur: (i) the number or the severity of claims increases; (ii) we are required to accrue or pay additional amounts because claims prove to be more severe than our original assessment; or (iii) claims exceed our coverage amounts. If claims exceed our self-insured retention or deductible levels, insurance companies exit the transportation insurance marketplace, or insurance market conditions change, insurers could raise premiums for excess coverage to cover their expenses and anticipated future losses. Coverage also may not be procured or be unavailable for certain claims. In addition, insurance companies generally require us to collateralize our self-insured retention or deductible levels. If these collateralization requirements increase, our borrowing capacity could be adversely affected.

Reductions in the available supply or increases in the cost of equipment and parts may adversely impact our profitability and cash flows.

We have previously experienced difficulties in purchasing equipment and parts for repair due to decreased supply and increased costs, and may experience such difficulties in the future. Investment in new equipment is a significant part of our annual capital expenditures and we require an available supply of tractors, trailers, and other freight handling equipment from manufacturers to operate and grow our business. We may also be subject to shortages in raw materials that are required for the production of critical operating equipment and supplies, such as shortages in rubber or steel. Tractor and trailer manufacturers have previously experienced shortages of various component parts and supplies, forcing many manufacturers to reduce or suspend their production, which led to a lower supply of tractors, trailers, and other equipment, higher prices, and lengthened trade cycles. In addition, the availability and price of our equipment may also be adversely affected in the future by regulations on newly manufactured equipment and engines. These regulations, the limited equipment availability, and other supply chain factors have resulted and could continue to result in higher prices for new equipment and related maintenance parts, which could have a material adverse effect on our business, financial condition, and results of operations, particularly our maintenance expense, depreciation expense, capital expenditures, mileage productivity, and driver retention.

Various economic factors such as inflationary pressures or downturns in the domestic economy could adversely impact our profitability and cash flows.

Inflationary pressures have been significant in the United States in recent years. Inflation impacts the cost to operate our business by putting upward pressure on wages, benefits, real estate, equipment, fuel, parts and repairs, insurance, and other general and miscellaneous expenses. If we are unable to sufficiently increase our customer rates to offset the increase in our costs, our profitability and cash flows could be materially affected.

In 2023 and 2024, we experienced lower freight volumes due to continued softness in the domestic economy. Decreased demand for LTL freight services can negatively impact shipment volume and lower weight per shipment, which in turn can negatively impact freight density in our network. Reduced freight density in our network can have a deleveraging impact on fixed costs, including depreciation and other indirect costs as a percent of revenue, which can adversely impact our profitability and cash flows.

Higher costs for or limited availability of suitable real estate may adversely affect our business operations.

Our business model is dependent on the cost and availability of service centers in key strategic areas. We have experienced higher costs to purchase, lease and/or build or renovate service centers as a result of inflation, supply chain issues, increased raw material and labor costs, and higher demand for and reduced supply of such service centers. Shortages in the availability of suitable real estate or delays in obtaining necessary permits or approvals may result in significant additional costs to purchase, lease and/or build or renovate additional necessary service centers, increase our operating expenses, restrict our ability to grow existing markets or expand into new markets and/or prevent us from efficiently serving certain markets.

Our growth may be limited by the availability and cost of third-party transportation used to supplement our workforce and equipment needs.

Our growth strategy depends upon our ability to maintain adequate capacity throughout our service center network to support the transportation service needs of our customers. In order to maintain adequate capacity to support our customers' demand for our services we may, from time to time, utilize third-party transportation services to supplement the capacity of our workforce and fleet. If we are unable to find suitable third-party transportation service providers that meet our high service-delivery standards at a reasonable cost, when needed, our revenue growth and financial results may be adversely impacted.

We may be adversely impacted by fluctuations in the availability and price of diesel fuel.

Diesel fuel is a critical component of our operations and a significant operating expense for our business. Fluctuations in prices and availability of diesel fuel could have a material adverse effect on our operating results. Diesel fuel prices and fuel availability can be impacted by factors beyond our control, such as natural or man-made disasters; adverse weather conditions; political events; disruption or failure of technology or information systems; price and supply decisions by oil producing countries and cartels; effect of any international conflicts; armed conflict; terrorist activities; world supply and demand imbalances; changes in refining capacity; changes in governmental policy concerning fuel production, transportation, taxes or marketing; tariffs; sanctions; public and investor sentiment; and quotas or other changes to trade agreements. We maintain fuel storage and pumping facilities at many of our service center locations; however, we may be susceptible to fuel shortages at certain locations that could cause us to incur additional expense to ensure adequate supply on a timely basis and to prevent a disruption to our service schedules. An interruption in the supply of diesel fuel could have a material adverse effect on our operating results.

We do not hedge against the risk of diesel fuel price increases. An increase in diesel fuel prices or diesel fuel taxes, or any change in federal or state regulations that results in such an increase, could have a material adverse effect on our operating results. We have fuel surcharge programs in place with a majority of our customers, which help offset the negative impact of the increased cost of diesel fuel and other petroleum-based products. However, we also incur fuel costs that cannot be recovered even with respect to customers with which we maintain fuel surcharge programs, such as those costs associated with empty miles. Because our fuel surcharge recovery lags behind changes in fuel prices, our fuel surcharge recovery may not capture the increased costs we pay for fuel, especially when prices are rising, leading to fluctuations in our levels of reimbursement. We regularly monitor the components of our pricing, including fuel surcharges, and address individual account profitability issues with our customers when necessary; however, there can be no assurance that fuel surcharges can be maintained indefinitely or will be sufficiently effective in offsetting increases in diesel fuel prices.

Our results of operations may be affected by seasonal factors, harsh weather conditions and disasters.

Our operations are subject to seasonal trends common in our industry. Our revenue and operating margins in the first and fourth quarters are typically lower than those during the second and third quarters due to reduced shipments, decreased fuel efficiency, increased cold-weather related maintenance costs of revenue equipment, and increased insurance and claims costs during the winter months. Harsh weather or natural disasters, including but not limited to hurricanes, tornadoes, floods, fires, earthquakes and storms, can also adversely impact our performance by disrupting freight shipments or routes, destroying our assets, disrupting fuel supplies, increasing fuel costs, increasing maintenance costs, reducing demand and negatively impacting the business or financial condition of our customers, any of which could harm our results of operations or make our results of operations more volatile.

We have significant ongoing cash requirements that could limit our growth and affect our profitability if we are unable to obtain sufficient capital.

Our business is highly capital intensive. As further described in Part II, Item 7 of this Annual Report on Form 10-K, we generally finance our capital expenditures and planned growth with existing cash, cash flows from operations, issuance of debt (including pursuant to our note purchase and private shelf agreement) and through available borrowings under our existing senior unsecured credit agreement. We may require additional capital to finance long-term real estate purchase opportunities and acquisitions, which we may fund through additional debt or through equity offerings. If we are unable to generate sufficient cash from our operations or raise capital by accessing the debt and equity markets, we may be forced to limit our growth and operate our equipment for longer periods of time, which could have a material adverse effect on our operating results. Our business also has significant ongoing operating cash requirements. If our cash requirements are high or our cash flows from operations is low during particular periods, we may need to seek additional financing, which could be costly or difficult to obtain.

A decrease in the demand and value of used equipment may impact our results of operations.

As we purchase new tractors and trailers as part of our normal replacement cycle each year, we rely on the used equipment market to dispose of our older equipment. Oversupply in the transportation industry as well as adverse domestic and foreign economic conditions can negatively impact the demand for used equipment and, therefore, reduce the value we can obtain on our used equipment. If we are unable to sell our older equipment at or above our salvage value, the resulting losses could have a significant impact on our results of operations.

We may be unable to successfully consummate and integrate acquisitions.

In the future, we may seek to acquire other LTL carriers as well as other complementary businesses. Exploration of potential acquisitions requires significant attention from our management team. In addition, we expect to compete for acquisition opportunities with other companies, some of which may have greater financial and other resources than we do. We cannot ensure that we will have sufficient cash to consummate an acquisition or otherwise be able to obtain financing under acceptable terms - or obtain financing at all - for an acquisition. If we are unable to access sufficient funding for potential acquisitions, we may not be able to complete transactions that we otherwise find advantageous.

Any acquisition will entail numerous risks, including:

- we may not achieve anticipated levels of revenue, efficiency, cash flows and profitability;

- we may experience difficulties managing businesses that are outside our historical core competency and markets;

- we may underestimate the resources required to support acquisitions, which could disrupt our ongoing business and distract our management;

- we may incur unanticipated costs to our infrastructure to support new business lines or separate legal entities;

- we may be required to temporarily match existing customer pricing in the acquiree's markets, which may be lower than the rates that we would typically charge for our services;

- liabilities we assume could be greater than our original estimates or may not be disclosed to us at the time of acquisition;

- we may incur additional indebtedness or we may issue additional equity to finance future acquisitions, which could be dilutive to our shareholders;

- potential loss of key employees and customers of the acquired company; and

- an inability to recognize projected cost savings and economies of scale.

In addition, we may have difficulty integrating any acquired business and its operations, services and personnel into our existing operations, and such integration may require a significant amount of time and effort by our management team. To the extent we do not successfully avoid or overcome the risks or problems resulting from any acquisitions we undertake, there could be a material adverse effect on our business, financial condition and results of operations.

We are subject to various risks arising from our international business operations and relationships, which could adversely affect our business.

We arrange for transportation and logistics services to and from various international locations and are subject to both the risks of conducting international business and the requirements of the Foreign Corrupt Practices Act of 1977 (the "FCPA"). Failure to comply with the FCPA may result in legal claims against us. In addition, we face other risks associated with international operations and relationships, which may include restrictive trade policies, the renegotiation of international trade agreements, imposition of duties, taxes or government royalties imposed by foreign governments, which could adversely affect our business.

Anti-terrorism measures and terrorist events may disrupt our business.

Federal, state and municipal authorities have implemented and are continuing to implement various anti-terrorism measures, including checkpoints and travel restrictions on large trucks. If additional security measures disrupt or impede the timing of our deliveries, we may fail to meet the requirements of our customers or incur increased expenses to do so. There can be no assurance that new anti-terrorism measures will not be implemented and that such measures will not have a material adverse effect on our operations.

Risks Related to our Industry

We operate in a rapidly evolving and highly competitive industry, and our business will suffer if we are unable to adequately address potential downward pricing pressures and other factors that may adversely affect our operations and profitability.

Our industry, faced with requirements for faster deliveries and increased visibility into shipments, is rapidly evolving and increasingly competitive. Numerous competitive factors could impair our ability to maintain our current profitability. These factors include, but are not limited to, the following:

- we compete with other transportation service providers of varying sizes, some of which may have more equipment, a broader global network and brand recognition, a wider range of services, more fully developed information technology systems, greater capital resources or other competitive advantages;

- some of our competitors may reduce their prices to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase prices or maintain revenue;

- we may be unable to continue to collect fuel surcharges or our fuel surcharge program may become ineffective in mitigating the impact of the fluctuating costs of fuel and other petroleum-based products;

- many customers reduce the number of carriers they use by selecting "core carriers" as approved transportation service providers and we may not be selected;

- many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress prices or result in the loss of some business to competitors;

- some shippers may choose to acquire their own trucking fleet or may choose to increase the volume of freight they transport if they have an existing trucking fleet;

- some customers may choose to consolidate certain LTL shipments through a different mode of transportation, such as truckload, intermodal or rail;

- some customers may perceive our environmental, social and governance ("ESG") profile to be less robust than that of our competitors, which could influence the selection of their carrier;

- our customers may manage their inventory levels more closely to a "just-in-time" basis, which may increase our costs and adversely affect our ability to meet our customers' needs;

- consolidation in the ground transportation industry may create other large carriers with greater financial resources to use in operations and other competitive advantages relating to their size;

- advances in technology require increased investments to remain competitive, technological transitions may cause operational challenges and our customers may not be willing to accept higher prices to cover the cost of these investments;

- large transportation and e-commerce companies are making significant investments in their capabilities to compete with us;

- competition from non-asset-based logistics and freight brokerage companies may adversely affect our customer relationships and ability to maintain sufficient pricing; and

- our existing or future competitors may adopt emerging or additional technologies that improve their operating effectiveness, which could negatively affect our ability to remain competitive.

If we are unable to effectively compete with other LTL carriers, whether on the basis of price, service, brand recognition or otherwise, we may be unable to retain existing customers or attract new customers, either of which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, continued merger and acquisition or other transaction activity in transportation and logistics could result in stronger or new competitors, which could have a material adverse effect on our business, financial condition and results of operations. We may not be able to compete successfully in an increasingly consolidated LTL industry and cannot predict with certainty how industry consolidation will affect our competitors or us.

Our customers' and suppliers' businesses may be impacted by various economic factors such as recessions, inflation, downturns in the economy, global uncertainty and instability, changes in U.S. social, political, and regulatory conditions and/or a disruption of financial markets, which may decrease demand for our services or increase our costs.

Adverse macroeconomic conditions, both in the U.S. and internationally, such as high inflation, continued high interest rates and slower economic growth has, and may continue to, negatively affect our customers' business levels, the amount of transportation services they need, their ability to pay for our services and overall freight levels, any of which might impair our asset utilization. Additionally, uncertainty and instability in the global economy or widespread outbreak of an illness or any other communicable disease or public health crisis, as we saw with the COVID-19 pandemic, may lead to fewer goods being transported and could have a material adverse effect on our business, financial condition and results of operations. The U.S. government has taken certain other actions that have negatively impacted U.S. trade, including imposing tariffs on certain goods imported into the United States, and several foreign governments have imposed tariffs on certain goods imported from the United States. Any further changes in U.S. or international trade policy could trigger additional retaliatory actions by affected countries, resulting in "trade wars" and increased costs for goods transported globally, which may reduce customer demand for these products if the parties having to pay tariffs or address other anti-trade measures increase their prices, or in trading partners limiting their trade with countries that impose such measures. If these consequences are realized, the volume of global economic activity may be significantly reduced. Such a reduction could have a material adverse effect on our business, results of operations and financial condition, as well as the price of our common stock.

Customers adversely impacted by changes in U.S. trade policies or otherwise encountering adverse economic conditions, including as a result of current inflationary pressures, may be unable to obtain additional financing or financing under acceptable terms. These customers represent a greater potential for bad debt losses, which may require us to increase our reserve for bad debt. Economic conditions resulting in bankruptcies of a concentration of our customers could have a significant impact on our financial position, results of operations or liquidity in a particular year or quarter. Further, when adverse economic times arise, customers may select competitors that offer lower rates in an attempt to lower their costs, and we might be forced to lower our rates or lose freight volumes.

Our suppliers' business levels also may be negatively affected by adverse economic conditions and changes in the political and regulatory environment, both in the U.S. and internationally, or financial constraints, which could lead to disruptions in the workforce, supply and availability of equipment, parts and services critical to our operations. A significant interruption in our normal supply chain could disrupt our operations, increase our costs and negatively impact our ability to serve our customers.

Risks Related to Labor Matters

If our employees were to unionize, our operating costs would increase and our ability to compete would be impaired.

None of our employees are currently represented under a collective bargaining agreement. However, from time to time there have been efforts to organize our employees at various service centers. Further, Congress or one or more states could approve legislation and/or the National Labor Relations Board could render decisions or implement rule changes that could significantly affect our business and our relationship with our employees, including actions that could substantially liberalize the procedures for union organization. In addition, we can offer no assurance that the Department of Labor will not adopt new regulations or interpret existing regulations in a manner that would favor the agenda of unions, or that our employees will not unionize in the future, particularly if continued regulatory changes facilitate unionization.

The unionization of our employees could have a material adverse effect on our business, financial condition and results of operations because:

- restrictive work rules could hamper our efforts to improve and sustain operating efficiency;

- restrictive work rules could impair our service reputation and limit our ability to provide next-day services;

- a strike or work stoppage could negatively impact our profitability and could damage customer and employee relationships;

- shippers may limit their use of unionized trucking companies because of the threat of strikes and other work stoppages; and

- an election and bargaining process could divert management's time and attention from our overall objectives and impose significant expenses.

Increases in employee compensation and benefit packages used to attract and retain qualified employees, including drivers and maintenance technicians, and addressing general labor market challenges could adversely affect our profitability, our ability to maintain or grow our fleet and our ability to maintain our customer relationships.

In recent years, there have been periods of intense competition for qualified employees, specifically drivers, in the transportation industry resulting from a shortage of drivers and general labor market challenges. The extent and duration of the impact of these challenges are subject to numerous factors, including our stringent hiring standards, behavioral changes, prevailing wage rates and other benefits, health and other insurance costs, inflation, stability of overall economic environment, adoption of new or revised employment and labor laws and regulations or government programs, and changing workforce demographics. As the available pool of qualified drivers has been declining, we have faced, and may continue to face, difficulty maintaining or increasing our number of drivers. Similarly, in recent years, there has been a decrease in the overall supply of skilled maintenance technicians, particularly new technicians with qualifications from technical programs and schools, which has made it more difficult, and may continue to make it more difficult, to attract and retain skilled technicians. The compensation and benefit packages we offer our drivers, technicians and other specialized employees are subject to market conditions that have required and may in the future require further increases in wages and benefits. If we are unable to attract and retain a sufficient number of qualified drivers and technicians, or address general labor market challenges, we could be required to adjust our compensation and benefits packages, amend our hiring standards, or operate with fewer trucks and face difficulty meeting customer demands, any of which could adversely affect our growth and profitability.

If we are unable to retain our key employees, or if we do not continue to effectively execute our succession plan, our business, results of operations and financial position could be adversely affected.

Our success will continue to depend upon the experience and leadership of our key employees and executive officers. In that regard, the loss of the services of any of our key personnel could have a material adverse effect on our financial condition, results of operations and liquidity if we are unable to secure replacement personnel who have sufficient experience in our industry and in the management of our business. If we are unable to continue to develop and retain a core group of management personnel and execute succession planning strategies, or we encounter any unforeseen difficulties associated with the transition of members of our management team, our business could be negatively impacted in the future.

Risks Related to Cybersecurity and Technology Matters

Our information technology systems are subject to cyber and other risks, some of which are beyond our control, which could have a material adverse effect on our business, results of operations and financial position.

We rely heavily on the proper functioning and availability of our information systems for our operations as well as for providing value-added services to our customers. Our information systems, including our accounting, communications and data processing systems, are integral to the efficient operation of our business. It is critical that the data processed by these systems remains confidential, as it often includes competitive customer information, confidential customer payment and transaction information, employee records and key financial and operational results and statistics. The sophistication of efforts by hackers, foreign governments, cyber-terrorists, and cyber-criminals, acting individually or in coordinated groups, to launch distributed denial of service attacks or other coordinated attacks that may cause service outages, gain inappropriate or block legitimate access to systems or information, or result in other business interruptions has continued to increase. We utilize third-party service providers who have access to our systems and certain sensitive data, which exposes us to additional security risks, particularly given the complex and evolving laws and regulations regarding privacy and data protection. While we have experienced attempted cyber-attacks and attempted breaches of our information technology systems and networks or similar events from time to time, no such incidents have been, individually or in the aggregate, material to us. Our third-party service providers have also experienced similar attempted cyber-attacks and attempted breaches, which have thus far been mitigated by us through preventative, detective and responsive measures. Cyber incidents that impact the security, availability, reliability, speed, accuracy or other proper functioning of our systems, information and measures, including outages, computer viruses, break-ins and similar disruptions, could have a significant impact on our operations.

We have security processes, protocols and standards in place to protect our information systems, including through physical and software safeguards, as well as redundant systems, network security measures and backup systems. Nevertheless, it is difficult to fully protect against the possibility of power loss, telecommunications failures, cyber-attacks, and other cyber incidents in every potential circumstance that may arise. The rapid ongoing evolution and increased adoption of emerging technologies such as artificial intelligence ("AI") and machine learning may make it more difficult to anticipate and implement protective measures to recognize, detect, and prevent the occurrence of any of these events. A significant cyber incident, including system failure, security breach, disruption by malware or ransomware, or other damage, could interrupt or delay our operations, damage our reputation and brand, cause a loss of customers, expose us to a risk of loss or litigation, result in regulatory scrutiny, investigations, actions, fines or penalties and/or cause us to incur significant time and expense to remedy such an event, any of which could have a material adverse impact on our results of operations and financial position. Furthermore, we are subject to an increasing number of cybersecurity reporting obligations in different jurisdictions that vary in their scope and application, creating conflicting reporting requirements. These factors and the time spent to comply may inhibit our ability to quickly provide complete and reliable information about the cybersecurity incident to customers, counterparties, and regulators, as well as the public. Additionally, any failure to comply with data privacy, security or other laws and regulations, such as the California Consumer Privacy Act and other similar laws that have been or are expected to be enacted in the United States, at both the federal and state level, could result in claims, legal or regulatory proceedings, inquiries or investigations. As cyber threats are continually evolving, our controls and procedures may become inadequate and we may be required to devote additional resources to modifying or enhancing our systems in the future. Furthermore, while we maintain insurance intended to address costs associated with aspects of cyber incidents, network failures and data privacy-related concerns, we cannot be certain that we will continue to be able to obtain excess insurance coverage in amounts we deem sufficient, our insurance carriers will pay on our insurance claims, or we will not experience a claim for which coverage is not provided.

If we do not adapt to new technologies implemented by our competitors in the LTL and transportation industry, our business could suffer.

In recent years, our industry has been characterized by rapid changes in technology, leading to innovative transportation and logistics concepts that have impacted, or have the potential to significantly impact, our business model, competitive landscape, and the industries of our customers and suppliers. AI and other emerging technologies have the potential to alter the delivery of services and business operations across our industry. We currently incorporate AI solutions into our business, and these applications may become more important over time. If the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate or biased or to violate intellectual property rights of third parties, our financial condition, results of operations, liquidity and cash flows may be adversely affected. AI also presents emerging ethical issues and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, or legal liability. The rapid evolution of AI, including potential government regulation of AI, will require significant resources to develop, test, implement and maintain our AI solutions to minimize unintended harmful impacts.

Our competitors may implement new technology, including AI applications, that could improve their service, price, available capacity or business relationships and increase their market share. If we do not appropriately adapt our operations to these new technologies, our business, financial condition, and results of operations may suffer. Advances in technology may require us to increase investments in order to remain competitive, and our customers may not be willing to accept higher prices to cover the cost of these investments. In addition, the timing of when we have to adopt new technologies may be affected by changes in the political or regulatory environment, which could further increase our investment costs, operating complexity, and our ability to offer such technologies to our customers in the jurisdictions in which we operate.

Failure to keep pace with developments in technology, any disruption to our technology infrastructure, or failures of essential services upon which our technology platforms rely could cause us to incur costs or result in a loss of business, which may have a material adverse effect on our results of operations and financial condition.

We rely heavily on information technology systems. Our information technology systems are complex and require ongoing investments and enhancements to meet both internal requirements and the requirements of our customers. If we are unable to invest in and enhance or modernize our technology systems in a timely manner or at a reasonable cost, or if we are unable to train our employees to operate the new, enhanced or modernized systems, our results of operations and financial condition could be adversely affected. We also may not achieve the benefits that we anticipate from any new technology or new or modernized system, and a failure to do so could result in higher than anticipated costs or adversely affect our results of operations.

Our information technology systems also depend upon the Internet, third-party service providers, global communications providers, satellite-based communications systems, the electric utilities grid, electric utility providers and telecommunications providers. We have minimal control over the operation, quality, or maintenance of these services or whether vendors will improve their services or continue to provide services that are essential to our business. Disruptions due to transitional challenges in upgrading or enhancing our technology systems; failures in the services upon which our information technology platforms rely, including those that may arise from adverse weather conditions or natural calamities, including but not limited to storms, floods, hurricanes, earthquakes or tornadoes; illegal acts, including terrorist attacks; human error or systems modernization initiatives; and/or other disruptions, may adversely affect our business, which could increase our costs or result in a loss of customers that could have a material adverse effect on our results of operations and financial condition.

Any disruption in the operational and technical services provided to us by third parties could adversely affect our business and subject us to liability.

We rely on third parties to provide us with operational and technical services, such as hosting of our cloud computing and storage needs. The services largely depend on the uninterrupted operation of data centers and the ability to protect computer equipment and information stored in these data centers against damage that may be caused by, among other things, natural disaster, fire, power loss, telecommunications or Internet failure, acts of terrorism, and other similar damaging events. If any of such services were to become inoperable for an extended period, or suffer disruptions to their systems, labor groups, or supply chains that could adversely affect their services, we might be unable to fulfill our contractual commitments. Furthermore, these third parties may have access to information we maintain about our company, operations, customers, employees, vendors, or technology that are critical to or can significantly impact our business operations. Our ability to monitor such third parties' security measures is limited. Any security incident involving such third parties could compromise the confidentiality, integrity, or availability of, or result in the theft of, our, our customers', our employees', or our vendors' data and could negatively impact our operations. Security processes, protocols and standards that we implement and contractual provisions requiring security measures that we impose on such third parties may not be sufficient or effective at preventing such events. Unauthorized access to data and other confidential or proprietary information may be obtained through break-ins, network breaches by unauthorized parties, employee theft or misuse, or other misconduct. If any of the foregoing were to occur or to be perceived to occur, our reputation may suffer, our competitive position may be diminished, we could face lawsuits, regulatory investigation, fines, and potential liability, and our financial results could be negatively impacted.

Risks Related to Legal and Regulatory Matters

The FMCSA's Compliance, Safety, Accountability initiative ("CSA") could adversely impact our ability to hire qualified drivers, meet our growth projections and maintain our customer relationships, each of which could adversely impact our results of operations.

The FMCSA's CSA is an enforcement and compliance program designed to monitor and improve commercial motor vehicle safety by measuring the safety record of both the motor carrier and the driver. These measurements are scored and used by the FMCSA to identify potential safety risks and to direct enforcement action.

Our CSA scores are dependent upon our safety and compliance experience, which could change at any time. In addition, the safety standards prescribed in CSA could change and our ability to maintain an acceptable score could be adversely impacted. Public disclosure of certain CSA scores was restricted through the enactment of the Fixing America's Surface Transportation Act of 2015 (the "FAST Act") on December 4, 2015; however, the FAST Act does not restrict public disclosure of all data collected by the FMCSA. The FMCSA is currently reviewing CSA methodology to address deficiencies identified by the National Academy of Sciences, including the possibility of weak or negative correlation between current safety improvement categories and vehicle crash risk. Nevertheless, if we receive unacceptable CSA scores, and this data is made available to the public, our relationships with our customers could be damaged, which could result in a loss of business.

The requirements of the CSA could also shrink the industry's pool of drivers, as those with unfavorable scores could leave the industry. As a result, the costs to attract, train and retain qualified drivers could increase. In addition, a shortage of qualified drivers could increase driver turnover, decrease asset utilization, limit growth and adversely impact our results of operations.

We operate in a highly regulated industry, and increased costs of compliance with, or liability for violation of, existing or future regulations could have a material adverse effect on our business.

We are regulated by the DOT and by various state and federal agencies. These regulatory authorities have broad powers over matters relating to authorized motor carrier operations, as well as motor carrier registration, driver hours of service, safety and fitness of transportation equipment and drivers, transportation of hazardous materials, certain mergers and acquisitions and periodic financial reporting. The trucking industry is also subject to regulatory and legislative changes from a variety of other governmental authorities, which address matters such as increasingly stringent environmental regulations, occupational safety and health regulations, limits on vehicle weight and size, ergonomics, port security, and driver hours of service. We are also subject to the costs and potential adverse impact of compliance associated with FMCSA's ELD regulations and guidance, including the operation of our fleet and safety management systems on the ELD hardware and software platform. In addition, we are subject to compliance with cargo-security and transportation regulations issued by the TSA and CBP within the U.S. Department of Homeland Security. Regulatory requirements and changes in regulatory requirements or guidance, together with the growing compliance risks presented by increased differences between applicable federal and state regulations, may affect our business or the economics of the industry by requiring changes in operating practices that could influence the demand for and increase the costs of providing transportation services.

We are subject to various environmental laws and regulations, and costs of compliance with, liabilities under, or violations of, existing or future environmental laws or regulations could adversely affect our business.

We are subject to various federal, state and local environmental laws and regulations that govern, among other things, the disposal, emission and discharge of hazardous waste, hazardous materials, or other materials into the environment, their presence at our properties or in our vehicles, fuel storage tanks, the transportation of certain materials and the discharge or retention of storm water. Under specific environmental laws, we could also be held responsible for any costs relating to contamination at our past or present facilities and at third-party waste disposal sites, as well as costs associated with the clean-up of accidents involving our vehicles. Environmental laws have become and may continue to be increasingly more stringent over time, and there can be no assurance that our costs of complying with current or future environmental laws or liabilities arising under such laws will not have a material adverse effect on our business, operations or financial condition.

We may be adversely affected by legal, regulatory, or market responses to climate change concerns.

Increased concern over climate change and the potential impact of global warming has led to an increase in current and proposed regulation from federal, state and local governments related to our carbon footprint, including with respect to vehicle engine and facility emissions. This increase in regulation could result in increased direct costs, such as taxes, fees, fuel, or capital costs, or changes to our operations in order to comply. There is also a focus from regulators and our customers on sustainability matters. This focus may result in additional legislation or customer requirements, such as limits on vehicle weight and size or energy source. Costs and operational risks associated with future climate change concerns or environmental laws and regulations, sustainability requirements and related investor expectations could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows. Moreover, even without such regulation, increased awareness and any adverse publicity in the global marketplace about the greenhouse gases emitted by companies in the transportation industry could harm our reputation and reduce customer demand for our services.

The engines in our newer tractors are subject to emissions-control regulations that could substantially increase operating expenses and future regulations concerning emissions or fuel-efficiency may have a material adverse impact on our business.

In December 2022, the U.S. Environmental Protection Agency ("EPA") finalized new stringent emission standards to reduce nitrogen oxides and establish new standards for greenhouse gas emissions from heavy-duty engines under the Clean Trucks Plan. In December 2021, the California Air Resources Board ("CARB") adopted more stringent standards to reduce nitrogen oxide emissions from heavy-duty trucks. Although CARB recently withdrew its request for a waiver and authorization from the EPA for its Advanced Clean Fleets rule, a proposal that would have required trucking companies to gradually add zero emission vehicles ("ZEVs") to their fleets, CARB may seek to enforce certain portions of the rule or curtail emissions through other programs. Furthermore, CARB's Advanced Clean Trucks rule, a proposal that would require manufacturers to only sell ZEVs in California beginning in the 2036 model year, is still in effect. Future strengthening of EPA, CARB or other federal or state regulatory requirements regarding fuel-efficiency or engine emissions of tractors could also result in increases in the cost of capital equipment and maintenance.

Expectations relating to evolving ESG considerations and related reporting obligations expose us to potential liabilities, increased costs, reputational harm, and other adverse effects on our business.

Many governments, regulators, investors, employees, customers and other stakeholders are increasingly focused on evolving ESG considerations relating to businesses, including climate change and greenhouse gas emissions, and human capital matters. In addition, we may make statements about our goals and initiatives through our various non-financial reports, information provided on our website, press statements and other communications. Responding to these ESG considerations and implementation of these goals and initiatives involves risks and uncertainties, may require investment, and depends in part on third-party performance, expectations, or data that is outside our control.

Healthcare and other mandated benefits-related coverage may increase our costs for employee benefits and reduce our future profitability.

To attract and retain employees, we maintain a competitive and comprehensive benefits plan for our employees and their dependents. We cannot predict the impact that any state or federal healthcare or mandated benefit legislation or regulation will have on our operations, but we expect costs associated with providing benefits under employee medical plans, paid sick and family leave programs and healthcare-related costs associated with workers' compensation to continue to increase. Rising employee benefits and healthcare costs in the U.S. could result in significant long-term costs to us, which could have a material adverse effect on our operating results. In addition, rising employee benefits and health-related costs could force us to make further changes to our benefits program, which could negatively impact our ability to attract and retain employees.

We are subject to the risks of legal proceedings and claims, governmental inquiries, notices and investigations which could adversely affect our business.

The nature of our business exposes us to the potential for various legal proceedings and claims related to labor and employment, personal injury, property damage, cargo claims, safety and contract compliance, environmental liability and other matters. Accordingly, we are, and in the future may be, subject to legal proceedings and claims that have arisen in the ordinary course of our business, and may include collective and/or class action allegations. We have been, and in the future may again be, subject to potential governmental inquiries, notices or investigations, which also exposes us to the potential for various claims and legal proceedings. The parties in such actions may seek amounts from us that may not be covered in whole or in part by insurance. Defending ourselves against such actions could result in significant costs and could require a substantial amount of time and effort by our management team. We cannot predict the outcome of legal proceedings and claims, governmental inquiries, notices or investigations to which we are a party or whether we will be subject to future legal actions. As a result, the potential costs associated with any such matters could adversely affect our business, financial condition or results of operations.

We are subject to legislative, regulatory, and legal developments involving taxes.

Taxes are a significant part of our expenses. We are subject to U.S. federal and state income, payroll, property, sales and use, fuel, and other types of taxes. Changes to tax laws and regulations or changes to the interpretation thereof, or the ambiguity of tax laws and regulations, the subjectivity of factual interpretations, higher tax rates, claims, audits, investigations or legal proceedings involving taxing authorities, could have a material adverse effect on our results of operations, financial condition, and cash flows.

Risks Related to Owning our Common Stock

The Congdon family controls a large portion of our outstanding common stock.

David S. Congdon, John R. Congdon, Jr. and their affiliate family members beneficially own an aggregate of approximately 12% of the outstanding shares of our common stock. As long as the Congdon family controls a large portion of our voting stock, they may be able to significantly impact the outcome of all matters involving a shareholder vote. The Congdon family's interests may differ from the interests of other shareholders and the status of their ownership could change.

There can be no assurance of our ability to declare and pay cash dividends in future periods.

We intend to pay a quarterly cash dividend to holders of our common stock for the foreseeable future; however, dividend payments are subject to approval by our Board of Directors (the "Board"), and are restricted by applicable state law limitations on distributions to shareholders as well as certain covenants under our revolving credit facility and our note purchase and private shelf agreement. As a result, future dividend payments are not guaranteed and will depend upon various factors such as our overall financial condition, available liquidity, anticipated cash needs, future prospects for earnings and cash flows, as well as other factors considered relevant by our Board. In addition, any reduction or suspension in our dividend payments could adversely affect the price of our common stock.

The amount and frequency of our stock repurchases may fluctuate.

The amount, timing and execution of our stock repurchase program may fluctuate based on our strategic approach and our priorities for the use of cash. Other factors that may impact share repurchases include changes in stock price, profitability, capital structure, or cash flows. Our revolving credit facility and our note purchase and private shelf agreement also include provisions that may limit our ability to make payments for share repurchases. We may also use cash for investing in strategic assets or dividend payments, instead of share repurchases.

The market value of our common stock has been and may in the future be volatile, and could be substantially affected by various factors.

The price of our common stock on the Nasdaq Global Select Market changes constantly. We expect that the market price of our common stock will continue to fluctuate due to a variety of factors, many of which are beyond our control. These factors include, among others:

- actual or anticipated variations in earnings, financial or operating performance or liquidity;

- changes in analysts' recommendations or projections;

- failure to meet analysts' projections;

- general political, social, economic and capital market conditions;

- announcements of developments related to our business;

- operating and stock performance of other companies deemed to be peers;

- actions by government regulators;

- changes in key personnel;

- potential costs and liabilities associated with cyber incidents;

- investor sentiment with respect to our policies or efforts on ESG matters;

- widespread outbreak of an illness or any other communicable disease or public health crisis;

- fluctuations in trading volume, including substantial increases or decreases in reported holdings by significant shareholders;

- expectations regarding our capital deployment program, including any existing or potential future share repurchase programs and any future dividend payments that may be declared by our Board, or any determination to cease repurchasing stock or paying dividends;

- news reports of trends, concerns and other issues related to us or our industry, including changes in regulations; and

- other factors described in this "Risk Factors" section.

Our common stock price may continue to fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market price declines or market volatility in the future could adversely affect the price of our common stock, and the current market price of our common stock may not be indicative of future market prices.

Our articles of incorporation, our bylaws and Virginia law contain provisions that could discourage, delay or prevent a change in our control or our management.

Provisions of our articles of incorporation, bylaws and the laws of Virginia, the state in which we are incorporated, may discourage, delay or prevent a change in control of us or a change in management that shareholders may consider favorable. These provisions:

- limit who may call a special meeting of shareholders;

- require shareholder action by written consent to be unanimous;

- establish advance notice and other substantive and procedural requirements for nominations for election to our Board or for proposing matters that can be acted upon at shareholder meetings;

- may make it difficult to merge with or otherwise absorb a Virginia corporation acquired in a tender offer for the three years after the acquisition; and

- may make an unsolicited attempt to gain control of us more difficult by restricting the right of specified shareholders to vote newly acquired large blocks of stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

The Board, through its Risk Committee, oversees the Company's risk identification, risk tolerance, and management practices for enterprise risks facing the Company, including, but not limited to, risks associated with technology and operations, such as cybersecurity and cyber incident analysis and assessment. Our cybersecurity policies, standards, processes and practices are fully integrated into our enterprise risk management ("ERM") program and are based on recognized frameworks established by the National Institute of Standards and Technology and other applicable industry best practices. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on protecting our systems to support our business operations, preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively assessing and, if and as needed, responding to any cybersecurity threats and/or incidents.

Risk Management and Strategy

Key elements of our cybersecurity program include the following:

- The Board's oversight of cybersecurity risk management is supported by the Risk Committee, which regularly interacts with our ERM function, our Director of Information Security, and other members of the OD Technology Department.

- We have implemented a comprehensive, cross-functional approach to identifying, preventing, and mitigating cybersecurity threats and/or incidents, while also implementing controls and procedures that provide for the prompt escalation of cybersecurity incidents as appropriate (including information that is conveyed to the Board under certain circumstances) so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

- We deploy technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

- We have established and maintain comprehensive incident response and recovery plans that are designed to help us to timely and efficiently respond to a cybersecurity incident, and such plans are tested and evaluated on at least an annual basis.

- We maintain a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

- We provide regular, mandatory training for employees regarding cybersecurity threats as a means to equip our employees with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices.

Our Internal Audit Department, as part of its audit plan that is approved by the Audit Committee of the Board, conducts information technology audits as well as periodically engages third parties to perform cybersecurity attack and penetration assessments. We also use third parties to periodically benchmark and assess our cybersecurity readiness and to assess how any known vulnerabilities might impact our Company as well as the sufficiency of our response. The results generated from these activities are reported to management and are used to develop action plans to address any identified opportunities for risk mitigation and overall improvement. The Risk Committee of our Board is apprised by management of the results of the third-party analysis, any related action plans, and progress against those plans. Management, together with members of our OD Technology Department, brief the Board directly, or through their communications with the Risk Committee, on information security matters on at least a quarterly basis. After gathering and assessing information about our risk exposure, the Risk Committee reports the results of its review to the Board on a regular basis.

Please refer to "Risks Related to Cybersecurity and Technology Matters" under Item 1A, "Risk Factors" above for a discussion of the risks from cybersecurity threats and the potential impact to our strategy, results of operations and financial condition.

Governance

The Board and the Risk Committee each receive regular presentations and reports on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations. The Board and the Risk Committee also receive prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident.

Our Director of Information Security, the management position responsible for assessing and managing material risks from cybersecurity threats, has served in various roles in information technology and information security for over 30 years, and is a Certified Information Systems Security Professional (CISSP). He and other members of the OD Technology Department work collaboratively across the Company and have implemented programs designed to protect our information systems from cybersecurity threats and position our Company to promptly respond, in coordination with various members of our senior management team, to any cybersecurity incidents in accordance with our incident response and recovery plans. To facilitate the success of our cybersecurity risk management program, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to any cybersecurity incidents. Through ongoing communications and collaboration with these teams, including members of our senior management team, as appropriate, our Director of Information Security monitors the prevention, detection, mitigation and remediation of any cybersecurity threats and incidents in real time, and reports any such threats and incidents to the Risk Committee when appropriate.

ITEM 2. PROPERTIES

We own our principal executive office located in Thomasville, North Carolina, and 239 of the 261 service centers we operated as of December 31, 2024. Our facilities are strategically dispersed over the states in which we operate. Our owned service centers include most of our larger facilities and account for approximately 96% of the total door capacity in our network. At December 31, 2024, the terms of our leased properties ranged from month-to-month to a lease that expires in 2035.

We believe that all of our properties are in good repair and are capable of providing the level of service required by current business levels and customer demands. In addition, we believe we have sufficient capacity in our service center network to accommodate increased demand for our services.

ITEM 3. LEGAL PROCEEDINGS

We are involved in or addressing various legal proceedings and claims, governmental inquiries, notices and investigations that have arisen in the ordinary course of our business and have not been fully adjudicated, some of which may be covered in whole or in part by insurance. Certain of these matters include collective and/or class-action allegations. We do not believe that the resolution of any of these matters will have a material adverse effect upon our financial position, results of operations or cash flows.

Consistent with SEC Regulation S-K Item 103, we have elected to disclose those environmental legal proceedings with a governmental authority if management reasonably believes that the proceedings may involve potential monetary sanctions of $1.0 million or more. Applying this threshold, there are no such unresolved proceedings to disclose as of December 31, 2024.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Information

Our common stock is traded on the Nasdaq Global Select Market ("Nasdaq") under the symbol ODFL. At February 12, 2025, there were 600,325 holders of our common stock, including 68 shareholders of record.

The following table provides information regarding our repurchases of our common stock during the fourth quarter of 2024:

	ISSUER PURCHASES OF EQUITY SECURITIES			
	Total Number of Shares Purchased [1]	Average Price Paid per Share [2]	Total Number of Shares Purchased as Part of Publicly Announced Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Programs
October 1-31, 2024	299,516	$ 196.51	296,284	$ 2,382,449,575
November 1-30, 2024 [3]	276,693	$ 256.25	274,292	$ 2,312,029,428
December 1-31, 2024	258,329	$ 193.98	255,928	$ 2,262,459,237
Total	834,538		826,504	

[1] Total number of shares purchased during the quarter includes 8,034 shares of our common stock surrendered by a participant to satisfy tax withholding obligations in connection with the vesting of equity awards issued under our 2016 Stock Incentive Plan.

[2] Average price paid per share excludes a 1% excise tax imposed by the Inflation Reduction Act of 2022.

[3] The total number of shares purchased includes the final settlement of 133,012 shares of our common stock under an accelerated share repurchase agreement entered into with a third-party financial institution on May 28, 2024 (the "ASR Agreement"). See discussion of the ASR Agreement within this section.

On July 28, 2021, we announced that our Board of Directors had approved a stock repurchase program authorizing us to repurchase up to an aggregate of $2.0 billion of our outstanding common stock (the "2021 Repurchase Program"). The 2021 Repurchase Program began after the completion of our prior repurchase program in January 2022 and was completed in May 2024. On July 26, 2023, we announced that our Board of Directors had approved a new stock repurchase program authorizing us to repurchase up to an aggregate of $3.0 billion of our outstanding common stock (the "2023 Repurchase Program"). The 2023 Repurchase Program, which does not have an expiration date, began after the completion of the 2021 Repurchase Program in May 2024.

Under our repurchase programs, we may repurchase shares from time to time in open market purchases or through privately negotiated transactions. Shares of our common stock repurchased under our repurchase programs are canceled at the time of repurchase and are classified as authorized but unissued shares of our common stock.

On May 28, 2024, we entered into the ASR Agreement with a third-party financial institution. The ASR Agreement was accounted for as a settled treasury stock purchase and a forward stock purchase contract. The par value of the initial shares received was recorded as a reduction to common stock, with the excess purchase price recorded as a reduction to retained earnings. The forward stock purchase contract was accounted for as a contract indexed to our own stock and is classified within capital in excess of par value on our Balance Sheets. The ASR Agreement was settled with the final number of shares received based on the daily volume-weighted average share price of our common stock over the term of the agreement, less a negotiated discount. Under the ASR Agreement, we paid the third-party financial institution $200.0 million and received an initial delivery of 923,201 shares of our common stock for $160.0 million, representing approximately 80% of the total value of shares to be received by us under the ASR Agreement, and the remaining balance of $40.0 million was settled in November 2024. In total, we repurchased 1,056,213 shares for $200.0 million under the ASR Agreement.

At December 31, 2024, we had $2.26 billion remaining authorized under the 2023 Repurchase Program.

Performance Graph

The following graph compares the total shareholder cumulative returns, assuming the reinvestment of all dividends, of $100 invested on December 31, 2019, in (i) our common stock, (ii) the S&P 500 Total Return Index, and (iii) the Dow Jones Transportation Average, for the five-year period ended December 31, 2024.



Cumulative Total Return

	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
Old Dominion Freight Line, Inc.	$ 100	$ 155	$ 285	$ 227	$ 325	$ 285
S&P 500 Total Return Index	$ 100	$ 118	$ 152	$ 125	$ 158	$ 197
Dow Jones Transportation Average	$ 100	$ 117	$ 155	$ 128	$ 154	$ 157

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations generally discusses our 2024 and 2023 results and year-to-year comparisons between 2024 and 2023. Discussions of our 2023 results and year-to-year comparisons between 2023 and 2022 that are not included in this Annual Report on Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the Securities and Exchange Commission on February 26, 2024.

Overview

We are one of the largest North American less-than-truckload ("LTL") motor carriers. We provide regional, inter-regional and national LTL services through a single integrated, union-free organization. Our service offerings, which include expedited transportation, are provided through an expansive network of service centers located throughout the continental United States. Through strategic alliances, we also provide LTL services throughout North America. In addition to our core LTL services, we offer a range of value-added services including container drayage, truckload brokerage and supply chain consulting. More than 98% of our revenue has historically been derived from transporting LTL shipments for our customers, whose demand for our services is generally tied to industrial production and the overall health of the U.S. domestic economy.

In analyzing the components of our revenue, we monitor changes and trends in our LTL volumes and LTL revenue per hundredweight. While LTL revenue per hundredweight is a yield measurement, it is also a commonly-used indicator for general pricing trends in the LTL industry. This yield metric is not a true measure of price, however, as it can be influenced by many other factors, such as changes in fuel surcharges, weight per shipment and length of haul. As a result, changes in revenue per hundredweight do not necessarily indicate actual changes in underlying base rates. LTL revenue per hundredweight and the key factors that can impact this metric are described in more detail below:

- *LTL Revenue Per Hundredweight* - Our LTL transportation services are generally priced based on weight, commodity, and distance. This measurement reflects the application of our pricing policies to the services we provide, which are influenced by competitive market conditions and our growth objectives. Generally, freight is rated by a class system, which is established by the National Motor Freight Traffic Association, Inc. Light, bulky freight typically has a higher class and is priced at higher revenue per hundredweight than dense, heavy freight. Fuel surcharges, accessorial charges, revenue adjustments and revenue for undelivered freight are included in this measurement, and we regularly monitor the components that impact our pricing. The fuel surcharge is generally designed to offset fluctuations in the cost of our petroleum-based products and is indexed to diesel fuel prices published by the U.S. Department of Energy, which reset each week. Revenue for undelivered freight is deferred for financial statement purposes in accordance with our revenue recognition policy; however, we believe including it in our revenue per hundredweight metrics results in a more accurate representation of the underlying changes in our yields by matching total billed revenue with the corresponding weight of those shipments.

- *LTL Weight Per Shipment* - Fluctuations in weight per shipment can indicate changes in the mix of freight we receive from our customers, as well as changes in the number of units included in a shipment. Generally, increases in weight per shipment indicate higher demand for our customers' products and overall increased economic activity. Changes in weight per shipment can also be influenced by shifts between LTL and other modes of transportation, such as truckload and intermodal, in response to capacity, service and pricing issues. Fluctuations in weight per shipment generally have an inverse effect on our revenue per hundredweight, as a decrease in weight per shipment will typically cause an increase in revenue per hundredweight.

- *Average Length of Haul* - We consider lengths of haul less than 500 miles to be regional traffic, lengths of haul between 500 miles and 1,000 miles to be inter-regional traffic, and lengths of haul in excess of 1,000 miles to be national traffic. This metric is used to analyze our tonnage and pricing trends for shipments with similar characteristics, and also allows for comparison with other transportation providers serving specific markets. By analyzing this metric, we can determine the success and growth potential of our service products in these markets. Changes in length of haul generally have a direct effect on our revenue per hundredweight, as an increase in length of haul will typically cause an increase in revenue per hundredweight.

- *LTL Revenue Per Shipment* - This measurement is primarily determined by the three metrics listed above and is used in conjunction with the number of LTL shipments we receive to evaluate LTL revenue.

Our primary revenue focus is to increase density, which is shipment and tonnage growth within our existing infrastructure. Increases in density allow us to maximize our asset utilization and labor productivity, which we measure over many different functional areas of our operations including linehaul load factor, pickup and delivery ("P&D") stops per hour, P&D shipments per hour, platform pounds handled per hour and platform shipments per hour. In addition to our focus on density and operating efficiencies, it is critical for us to obtain an appropriate yield, which is measured as revenue per hundredweight, on the shipments we handle. We focus on the profitability of each customer account and generally seek to obtain an appropriate yield to offset our cost inflation and support our ongoing investments in capacity and technology. We believe the continued execution of this yield-management philosophy, continued increases in density, and ongoing improvements in operating efficiencies are the key components of our ability to further improve our operating ratio and long-term profitable growth.

Our primary cost elements are direct wages and benefits associated with the movement of freight, operating supplies and expenses, which include diesel fuel, and depreciation of our equipment fleet and service center facilities. We gauge our overall success in managing costs by monitoring our operating ratio, a measure of profitability calculated by dividing total operating expenses by revenue, which also allows for industry-wide comparisons with our competition.

We regularly upgrade our technological capabilities to improve our customer service and lower our operating costs. Our technology provides our customers with visibility of their shipments throughout our network, increases the productivity of our workforce, and provides key metrics that we use to monitor and enhance our processes.

Results of Operations

The following table sets forth, for the years indicated, expenses and other items as a percentage of revenue from operations:

	2024	2023
Revenue from operations	100.0%	100.0%
Operating expenses:		
Salaries, wages and benefits	46.2	44.8
Operating supplies and expenses	10.9	12.2
General supplies and expenses	3.0	2.8
Operating taxes and licenses	2.6	2.5
Insurance and claims	1.6	1.3
Communication and utilities	0.7	0.7
Depreciation and amortization	5.9	5.5
Purchased transportation	2.1	2.1
Miscellaneous expenses, net	0.4	0.1
Total operating expenses	73.4	72.0
Operating income	26.6	28.0
Interest income, net	(0.3)	(0.2)
Other expense, net	0.1	0.1
Income before income taxes	26.8	28.1
Provision for income taxes	6.4	7.0
Net income	20.4%	21.1%

Key financial and operating metrics for 2024 and 2023 are presented below:

	2024	2023	Change	% Change
Work days	254	252	2	0.8
Revenue *(in thousands)*	$5,814,810	$5,866,152	$ (51,342)	(0.9)
Operating ratio	73.4%	72.0%		
Net income *(in thousands)*	$1,186,073	$1,239,502	$ (53,429)	(4.3)
Diluted earnings per share	$ 5.48	$ 5.63	$ (0.15)	(2.7)
LTL tons *(in thousands)*	9,000	9,260	(260)	(2.8)
LTL tonnage per day	35,433	36,745	(1,312)	(3.6)
LTL shipments *(in thousands)*	12,011	12,176	(165)	(1.4)
LTL shipments per day	47,288	48,317	(1,029)	(2.1)
LTL weight per shipment *(lbs.)*	1,499	1,521	(22)	(1.4)
LTL revenue per hundredweight	$ 32.05	$ 31.31	$ 0.74	2.4
LTL revenue per shipment	$ 480.29	$ 476.25	$ 4.04	0.8
Average length of haul *(miles)*	919	925	(6)	(0.6)

All references in this report to shares outstanding, weighted average shares outstanding, earnings per share, and dividends per share amounts have been restated retroactively to reflect the two-for-one stock split effected in March 2024.

Our financial results for 2024 reflect continued softness in the domestic economy that contributed to the decline in our revenue. Despite the decrease in our LTL tons, we maintained a commitment to providing superior customer service to support the continued improvement in our yield as we provided our customers with 99% on-time service and a cargo claims ratio of 0.1% during the year. We maintained our focus on operating efficiently and controlling discretionary spending during the year, but the increase in costs and the deleveraging effect from the decrease in revenue led to an increase in our operating ratio. As a result, our net income and diluted earnings per share decreased by 4.3% and 2.7%, respectively, as compared to 2023.

Revenue

Revenue decreased $51.3 million, or 0.9%, in 2024 compared to 2023 due to a decrease in volumes that was partially offset by an increase in LTL revenue per hundredweight. LTL tonnage per day decreased 3.6% primarily due to decreases in LTL shipments per day and LTL weight per shipment. This decrease in our volumes was partially offset by a 2.4% increase in our LTL revenue per hundredweight. Our LTL revenue per hundredweight includes the impact of lower fuel surcharges resulting from a decline in the average price of diesel fuel from the comparable period. Excluding fuel surcharges, LTL revenue per hundredweight increased 5.0% in 2024 as compared to 2023. We believe the increase in our LTL revenue-per-hundredweight metrics was driven by the ongoing execution of our yield management strategy. Our consistent, cost-based approach to pricing focuses on offsetting our cost inflation while also supporting additional investments into our business to expand capacity and enhance our technology.

January 2025 Update

Revenue per day decreased 4.2% in January 2025 compared to the same month last year. LTL tons per day decreased 7.1%, due primarily to a 5.4% decrease in LTL shipments per day and a 1.7% decrease in LTL weight per shipment. LTL revenue per hundredweight increased 3.1% as compared to the same month last year. LTL revenue per hundredweight, excluding fuel surcharges, increased 4.5% as compared to the same month last year.

Operating Costs and Other Expenses

Salaries, wages, and benefits increased $59.6 million, or 2.3%, in 2024 as compared to 2023, due to a $46.1 million increase in salaries and wages and a $13.5 million increase in employee benefit costs. The increase in salaries and wages was due primarily to the annual wage increase provided to our employees at the beginning of both September 2023 and 2024.

Our productive labor costs, which include wages for drivers, platform employees, and fleet technicians, increased as a percent of revenue to 24.1% in 2024 from 23.6% in 2023. We continued to operate efficiently in 2024, despite the decrease in network density that generally results from the decline in volumes. Our P&D shipments and stops per hour both improved in

2024 as compared to 2023, which helped offset the reduction in our linehaul laden load factor. Our other salaries and wages as a percent of revenue also increased to 9.5% in 2024 as compared to 9.0% in 2023.

The cost attributable to employee benefits increased $13.5 million, or 1.9%, in 2024 compared to 2023 due primarily to the annual wage increase as well as an increase in costs associated with our group health and dental plans. This increase in employee benefit costs was partially offset by lower retirement benefit plan costs directly linked to our net income. Our employee benefit costs as a percent of salaries and wages remained relatively consistent at 37.3% in 2024 compared to 37.5% in 2023.

Operating supplies and expenses decreased $83.0 million, or 11.6%, in 2024 as compared to 2023, due primarily to decreases in our costs for diesel fuel used in our vehicles and lower maintenance and repair costs. The cost of diesel fuel, excluding fuel taxes, represents the largest component of operating supplies and expenses, and can vary based on both the average price per gallon and consumption. Our average cost per gallon of diesel fuel decreased 14.6% in 2024 as compared to 2023. We do not use diesel fuel hedging instruments; therefore, our costs are subject to market price fluctuations. Our gallons consumed also decreased 3.5% in 2024 as compared to 2023 due primarily to a decrease in our miles driven. Our other operating supplies and expenses as a percent of revenue decreased in 2024 as compared to 2023 due primarily to lower maintenance and repair costs, as we improved the average age of our fleet by consistently executing on our capital expenditure programs.

Depreciation and amortization increased $20.1 million, or 6.2%, in 2024 as compared to 2023. The increases in depreciation and amortization costs were due primarily to the assets acquired as part of our 2023 and 2024 capital expenditure programs. We believe depreciation costs will continue to increase in future periods based on our 2025 capital expenditure plan. While our investments in real estate, equipment, and technology can increase our short-term costs, we believe these investments are necessary to support our continued long-term growth and strategic initiatives.

Our effective tax rate in 2024 was 23.9% as compared to 24.8% in 2023. Our effective tax rate generally exceeds the federal statutory rate due to the impact of state taxes and, to a lesser extent, certain other non-deductible items. In 2024, our effective tax rate was favorably impacted by the purchase of federal tax credits and other discrete tax adjustments.

Liquidity and Capital Resources

A summary of our cash flows is presented below:

(In thousands)	2024	2023
Cash and cash equivalents at beginning of year	$ 433,799	$ 186,312
Cash flows provided by (used in):		
Operating activities	1,659,283	1,569,135
Investing activities	(751,194)	(659,820)
Financing activities	(1,233,212)	(661,828)
(Decrease) increase in cash and cash equivalents	(325,123)	247,487
Cash and cash equivalents at end of year	$ 108,676	$ 433,799

The change in our cash flows provided by operating activities during 2024 as compared to 2023 was due primarily to the $139.5 million increase in certain other working capital accounts partially offset by the $53.4 million decrease in net income.

The change in our cash flows used in investing activities during 2024 as compared to 2023 was primarily due to the timing of purchases and maturities of short-term investments and an increase in expenditures under our 2024 capital expenditure program. Additionally, we had lower proceeds from the sale of property and equipment in 2024 as compared to 2023. Changes in our capital expenditures are more fully described below in "Capital Expenditures."

The change in our cash flows used in financing activities during 2024 as compared to 2023 was primarily due to higher repurchases of our common stock, as well as an increase in dividend payments to our shareholders during 2024. Our return of capital to shareholders is more fully described below under "Stock Repurchase Program" and "Dividends to Shareholders." Our long-term debt agreement is more fully described below under "Financing Arrangements."

We have four primary sources of available liquidity: cash flows from operations, our existing cash and cash equivalents, available borrowings under our third amended and restated credit agreement with Wells Fargo Bank, National Association serving as administrative agent for the lenders, dated March 22, 2023 (as subsequently amended, the "Credit Agreement"), and our Note Purchase and Private Shelf Agreement with PGIM, Inc. ("Prudential") and certain affiliates and managed accounts of Prudential (as subsequently amended, the "Note Agreement"). The Credit Agreement and the Note Agreement are described in more detail below under "Financing Arrangements." We believe we also have sufficient access to debt and equity markets to provide other sources of liquidity, if needed.

Capital Expenditures

The table below sets forth our net capital expenditures for property and equipment for the years ended December 31, 2024 and 2023:

	Year Ended December 31,	
(In thousands)	**2024**	2023
Land and structures	$ **373,416**	$ 291,070
Tractors	**218,682**	203,417
Trailers	**103,919**	181,534
Technology	**28,037**	44,358
Other equipment and assets	**47,264**	36,930
Less: Proceeds from sales	**(20,124)**	(48,637)
Total	$ **751,194**	$ 708,672

Our capital expenditures vary based upon the projected increase in the number and size of our service center facilities necessary to support our plan for long-term growth, our planned tractor and trailer replacement cycle, and forecasted tonnage and shipment growth. Expenditures for land and structures can be dependent upon the availability of land in the geographic areas where we are looking to expand. We historically spend 10% to 15% of our revenue on capital expenditures each year, and we generally expect to continue to maintain a level of capital expenditures in order to support our long-term plan for market share growth. There could be years, however, where our annual capital expenditures plan is above or below this range as we balance the size of our service center network and operating fleet with anticipated growth.

We currently estimate capital expenditures will be approximately $575 million for the year ending December 31, 2025. Approximately $300 million is allocated for the purchase of service center facilities, construction of new service center facilities or expansion of existing service center facilities, subject to the availability of suitable real estate and the timing of construction projects; approximately $225 million is allocated for the purchase of tractors and trailers; and approximately $50 million is allocated for investments in technology and other assets. We expect to fund these capital expenditures primarily through cash flows from operations, our existing cash and cash equivalents and, if needed, borrowings available under the Credit Agreement or Note Agreement. We believe our current sources of liquidity will be sufficient to satisfy our expected capital expenditures for the next twelve months and in the longer term.

Stock Repurchase Program

On July 28, 2021, we announced that our Board of Directors had approved a stock repurchase program authorizing us to repurchase up to an aggregate of $2.0 billion of our outstanding common stock (the "2021 Repurchase Program"). The 2021 Repurchase Program began after completion of our prior repurchase program in January 2022 and was completed in May 2024. On July 26, 2023, we announced that our Board of Directors had approved a stock repurchase program authorizing us to repurchase up to an aggregate of $3.0 billion of our outstanding common stock (the "2023 Repurchase Program"). The 2023 Repurchase Program, which does not have an expiration date, began after the completion of the 2021 Repurchase Program in May 2024.

Under our repurchase programs, we may repurchase shares from time to time in open market purchases or through privately negotiated transactions. Shares of our common stock repurchased under our repurchase programs are canceled at the time of repurchase and are classified as authorized but unissued shares of our common stock.

On May 28, 2024, we entered into an accelerated share repurchase agreement (the "ASR Agreement") with a third-party financial institution. The ASR Agreement was accounted for as a settled treasury stock purchase and a forward stock purchase contract. The par value of the initial shares received was recorded as a reduction to common stock, with the excess purchase price recorded as a reduction to retained earnings. The forward stock purchase contract was accounted for as a contract indexed to our own stock and is classified within capital in excess of par value on our Balance Sheets. The ASR Agreement was settled with the final number of shares received based on the daily volume-weighted average share price of our common stock over the term of the agreement, less a negotiated discount. Under the ASR Agreement, we paid the third-party financial institution $200.0 million and received an initial delivery of 923,201 shares of our common stock for $160.0 million, representing approximately 80% of the total value of shares to be received by us under the ASR Agreement, and the remaining balance of $40.0 million was settled in November 2024. We repurchased a total of 1,056,213 shares for $200.0 million under the ASR Agreement.

At December 31, 2024, we had $2.26 billion remaining authorized under the 2023 Repurchase Program.

Dividends to Shareholders

On February 16, 2024, we announced that our Board of Directors approved a two-for-one split of our common stock for shareholders of record as of the close of business on the record date of March 13, 2024. On March 27, 2024, those shareholders received one additional share of common stock for every share owned.

All references in this report to dividend amounts have been restated retroactively to reflect this stock split. Split-adjusted per-share metrics may not recalculate precisely due to rounding.

Our Board of Directors declared a cash dividend of $0.26 per share for each quarter of 2024, declared a cash dividend of $0.20 per share for each quarter of 2023 and declared a cash dividend of $0.15 per share for each quarter of 2022.

On February 5, 2025, we announced that our Board of Directors had declared a cash dividend of $0.28 per share of our common stock. The dividend is payable on March 19, 2025 to shareholders of record at the close of business on March 5, 2025. Although we intend to pay a quarterly cash dividend on our common stock for the foreseeable future, the declaration and amount of any future dividend is subject to approval by our Board of Directors, and is restricted by applicable state law limitations on distributions to shareholders as well as certain covenants under our Credit Agreement and Note Agreement. We anticipate that any future quarterly cash dividends will be funded through cash flows from operations, our existing cash and cash equivalents, and, if needed, borrowings under our Credit Agreement or Note Agreement.

Financing Agreements

<u>Note Agreement</u>

The Note Agreement, which is uncommitted and subject to Prudential's sole discretion, provides for the issuance of senior promissory notes with an aggregate principal amount of up to $350.0 million through March 22, 2026. On May 4, 2020, we issued $100.0 million aggregate principal amount of senior promissory notes (the "Series B Notes"). Borrowing availability under the Note Agreement is reduced by the outstanding amount of the existing Series B Notes, and all other senior promissory notes issued pursuant to the Note Agreement.

The Series B Notes bear interest at 3.10% per annum and mature on May 4, 2027, unless prepaid. The first two principal payments of $20.0 million each were paid on May 4, 2023 and 2024, respectively. The remaining $60.0 million will be paid in three equal annual installments of $20.0 million through May 4, 2027. The Series B Notes are senior unsecured obligations and rank pari passu with borrowings under the Credit Agreement or other senior promissory notes issued pursuant to the Note Agreement.

<u>Credit Agreement</u>

The Credit Agreement, which matures in May 2028, provides for a five-year, $250.0 million senior unsecured revolving line of credit and a $150.0 million accordion feature, which if fully exercised and approved, would expand the total borrowing capacity up to an aggregate of $400.0 million. Of the $250.0 million line of credit commitments under the Credit Agreement, up to $100.0 million may be used for letters of credit.

At our option, borrowings under the Credit Agreement bear interest at either: (i) the Secured Overnight Financing Rate ("SOFR") plus the Term SOFR Adjustment, as defined in the Credit Agreement, equal to 0.100%, plus an applicable margin that ranges from 1.000% to 1.375%; or (ii) a Base Rate, as defined in the Credit Agreement, plus an applicable margin that ranges from 0.000% to 0.375%. The applicable margin for each of the foregoing options is dependent upon our consolidated debt to consolidated total capitalization ratio. Letter of credit fees equal to the applicable margin for SOFR loans are charged quarterly in arrears on the daily average aggregate stated amount of all letters of credit outstanding during the quarter. Commitment fees ranging from 0.090% to 0.175% (based upon our consolidated debt to consolidated total capitalization ratio) are charged quarterly in arrears on the aggregate unutilized portion of the Credit Agreement.

For periods covered under the Credit Agreement, the applicable margin on SOFR loans and letter of credit fees were 1.000% and commitment fees were 0.090%.

The Credit Agreement replaced our previous five-year, $250.0 million senior unsecured revolving credit agreement dated as of November 21, 2019 (the "Prior Credit Agreement"). For periods in 2023 covered under the Prior Credit Agreement, the applicable margin on LIBOR loans and letter of credit fees was 1.000% and commitment fees were 0.100%.

The amounts outstanding and available borrowing capacity under the Credit Agreement are presented below:

	December 31,	
(In thousands)	**2024**	2023
Facility limit	$ **250,000**	$ 250,000
Line of credit borrowings	—	—
Outstanding letters of credit	**(37,702)**	(39,966)
Available borrowing capacity	$ **212,298**	$ 210,034

General Debt Provisions

The Credit Agreement and Note Agreement contain customary covenants, including financial covenants that require us to observe a maximum ratio of debt to total capital and a minimum fixed charge coverage ratio. The Credit Agreement and Note Agreement also include a provision limiting our ability to make restricted payments, including dividends and payments for share repurchases, unless, among other conditions, no defaults or events of default are ongoing (or would be caused by such restricted payment). We were in compliance with all covenants in our outstanding debt instruments for the period ended December 31, 2024.

We do not anticipate financial performance that would cause us to violate any such covenants in the future, and we believe the combination of our existing Credit Agreement and Note Agreement along with our additional borrowing capacity will be sufficient to meet foreseeable seasonal and long-term capital needs.

The interest rate is fixed on the Series B Notes. Therefore, short-term exposure to fluctuations in interest rates is limited to our Credit Agreement. We do not currently use interest rate derivative instruments to manage exposure to interest rate changes.

Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2024:

		Payments due by period			
Contractual Obligations [1]		**Less than**			**More than**
(In thousands)	**Total**	**1 year**	**1-3 years**	**3-5 years**	**5 years**
Series B Notes	$ 62,492	$ 21,451	$ 41,041	$ —	$ —
Operating lease obligations [2]	128,104	20,548	39,245	33,577	34,734
Purchase obligations and Other	285,546	238,195	28,655	13,195	5,501
Total	$ 476,142	$ 280,194	$ 108,941	$ 46,772	$ 40,235

[1] Contractual obligations include principal and interest on our Series B Notes; leases consisting primarily of real estate and automotive leases; and purchase obligations relating to (i) non-cancellable purchase orders for equipment scheduled for delivery in 2025, (ii) non-cancellable purchase orders for information technology agreements, and (iii) federal tax credits.

[2] Lease payments include lease extensions that are reasonably certain to be exercised.

Critical Accounting Policies

In preparing our financial statements, we apply the following critical accounting policies that we believe affect our judgments and estimates of amounts recorded in certain assets, liabilities, revenue and expenses. These critical accounting policies, which are those that have, or are reasonably likely to have, a material impact on our financial condition or results of operations, are further described in Note 1 of the Notes to the Financial Statements included in Item 8 of this report.

Revenue Recognition

Our revenue is generated from providing transportation and related services to customers in accordance with the bill of lading ("BOL") contract, our general tariff provisions and contractual agreements. Generally, our performance obligations begin when we receive a BOL from a customer and are satisfied when we complete the delivery of a shipment and related services. We recognize revenue for our performance obligations under our customer contracts over time, as our customers receive the benefits of our services in accordance with Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). With respect to services not completed at the end of a reporting period, we use a percentage of completion method to allocate the appropriate revenue to each separate reporting period. Under this method, we develop a factor for each uncompleted shipment by dividing the actual number of days in transit at the end of a reporting period by that shipment's standard delivery time schedule. This factor is applied to the total revenue for that shipment and revenue is allocated between reporting periods accordingly. Changes in economic conditions, customer creditworthiness, pricing arrangements and other factors may significantly impact revenue recognition estimates.

Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated economic lives. We use historical experience, certain assumptions and estimates in determining the economic life of each asset. When indicators of impairment exist, we review property and equipment for impairment due to changes in operational and market conditions, and we adjust the carrying value and economic life of any impaired asset as appropriate.

Estimated economic lives for structures are 7 to 30 years, revenue equipment is 4 to 15 years, other equipment is 2 to 20 years, and leasehold improvements are the lesser of the economic life of the leasehold improvement or the remaining life of the lease. The use of different assumptions, estimates or significant changes in the resale market for our equipment could result in material changes in the carrying value and related depreciation of our assets. Depreciation expense in 2024 totaled $344.5 million. There have been no material effects to estimates related to depreciation expense for the year ended December 31, 2024.

Claims and Insurance Accruals

Claims and insurance accruals reflect the estimated cost of various claims, including those related to bodily injury/property damage ("BIPD") and workers' compensation. All related costs associated with BIPD claims are charged to insurance and claims expense, and all related costs associated with workers' compensation claims are charged to employee benefits expense.

Insurers providing excess coverage above a company's self-insured retention or deductible levels typically adjust their premiums to cover insured losses and for other market factors. As a result, we periodically evaluate our self-insured retention and deductible levels to determine the most cost-efficient balance between our exposure and excess coverage.

In establishing accruals for claims and expenses, we evaluate and monitor each claim individually, and we use factors such as historical claims development experience, known trends and third-party actuarial estimates to determine the appropriate reserves for potential liabilities. We believe the assumptions and methods used to estimate these liabilities are reasonable; however, any changes in the severity or number of reported claims, significant changes in medical costs and regulatory changes affecting the administration of our plans could significantly impact the determination of appropriate reserves in future periods. Our accrued liability for BIPD and workers' compensation claims totaled $137.3 million and $127.0 million at December 31, 2024 and 2023, respectively. Claims and insurance accruals are discussed further in Note 1 of the Notes to the Financial Statements included in Item 8 of this report.

Inflation

Most of our expenses are affected by inflation, which typically results in increased operating costs. In response to fluctuations in the cost of petroleum products, particularly diesel fuel, we generally include a fuel surcharge in our tariffs and contractual agreements. The fuel surcharge is designed to offset the cost of diesel fuel above a base price and fluctuates as diesel fuel prices change from the base, which is generally indexed to the DOE's published fuel prices that reset each week. Volatility in the price of diesel fuel has impacted our business, as described in this report. However, we do not believe inflation has had a material adverse effect on our results of operations for any of the past three years.

Related Party Transactions

Family Relationships

John R. Congdon, Jr., a member of our Board of Directors, is the cousin of David S. Congdon, Executive Chairman of our Board of Directors. We regularly disclose the amount of compensation that we pay to these individuals, as well as the compensation paid to any of their family members employed by us that from time to time may require disclosure, in the proxy statement for our Annual Meeting of Shareholders.

Audit Committee Approval

The Audit Committee of our Board of Directors reviews and approves all related person transactions in accordance with our Related Person Transactions Policy.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact our financial position, results of operations and cash flows due to adverse changes in financial market prices and rates.

We are exposed to interest rate risk directly related to loans, if any, under our Credit Agreement, which have variable interest rates. A 100 basis point increase in the average interest rate on this agreement would have no effect on our operating results as we had no outstanding borrowings under our Credit Agreement at December 31, 2024 or 2023. We have established policies and procedures to manage exposure to market risks and use major institutions that we believe are creditworthy to minimize credit risk.

From time to time, we are exposed to interest rate risk on certain short-term investments as a result of investing in commercial paper and certificates of deposits. These fixed rate securities are subject to interest rate risk, as sharp increases in market interest rates could have an adverse impact on their fair value. Although the fair values of these instruments can fluctuate, we believe that the short-term, highly liquid nature of these debt securities, and our ability to hold these instruments to maturity, reduces our risk for potential material losses. We held no short-term investments as of December 31, 2024 or 2023.

We are exposed to market risk for investments relating to certain assets held within the Company-owned life insurance contracts on certain current and former employees. The cash surrender value in life insurance contracts included on our Balance Sheets at December 31, 2024 and 2023 was $86.5 million and $74.4 million, respectively. The portion of underlying investments with exposure to market fluctuations was $67.9 million and $56.2 million at December 31, 2024 and 2023, respectively. To provide a meaningful assessment of the market risk for investments relating to Company-owned life insurance contracts, we performed a sensitivity analysis using a 10% change in market value in those investments as of December 31, 2024 and 2023. A 10% change in market value would have caused a $6.8 million and a $5.6 million impact on our pre-tax income in 2024 and 2023, respectively.

We are also exposed to commodity price risk related to diesel fuel prices, and we manage our exposure to that risk primarily through the application of fuel surcharges to our customers.

For further discussion related to these risks, see Notes 1, 2 and 9 of the Notes to the Financial Statements included in Item 8, "Financial Statements and Supplementary Data" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

OLD DOMINION FREIGHT LINE, INC.

BALANCE SHEETS

		December 31,		
(In thousands, except share and per share data)		2024		2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	108,676	$	433,799
Customer receivables, less allowances of $9,272 and $10,405, respectively		501,554		578,885
Income taxes receivable		5,002		18,554
Other receivables		21,135		17,884
Prepaid expenses and other current assets		84,316		94,211
Total current assets		720,683		1,143,333
Property and equipment:				
Revenue equipment		2,752,594		2,590,770
Land and structures		3,363,701		3,021,447
Other fixed assets		700,188		623,164
Leasehold improvements		14,919		14,436
Total property and equipment		6,831,402		6,249,817
Less: Accumulated depreciation		(2,325,971)		(2,154,412)
Net property and equipment		4,505,431		4,095,405
Other assets		265,281		273,655
Total assets	$	5,491,395	$	5,512,393
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	91,819	$	112,774
Compensation and benefits		285,421		278,953
Claims and insurance accruals		72,846		63,346
Other accrued liabilities		70,443		69,585
Current maturities of long-term debt		20,000		20,000
Total current liabilities		540,529		544,658
Long-term debt		39,987		59,977
Other non-current liabilities		284,361		286,815
Deferred income taxes		381,930		363,132
Total long-term liabilities		706,278		709,924
Total liabilities		1,246,807		1,254,582
Commitments and contingent liabilities				
Shareholders' equity:				
Common stock - $0.10 par value, 560,000,000 shares authorized, 212,984,747 and 217,930,932 shares outstanding at December 31, 2024 and December 31, 2023, respectively		21,298		21,793
Capital in excess of par value		228,081		231,449
Retained earnings		3,995,209		4,004,569
Total shareholders' equity		4,244,588		4,257,811
Total liabilities and shareholders' equity	$	5,491,395	$	5,512,393

The accompanying notes are an integral part of these financial statements.

OLD DOMINION FREIGHT LINE, INC.

STATEMENTS OF OPERATIONS

		Year Ended December 31,				
(In thousands, except per share data)		**2024**		2023		2022
Revenue from operations	$	**5,814,810**	$	5,866,152	$	6,260,077
Operating expenses:						
Salaries, wages and benefits		**2,689,314**		2,629,676		2,716,835
Operating supplies and expenses		**635,320**		718,326		852,955
General supplies and expenses		**176,546**		162,416		159,998
Operating taxes and licenses		**144,690**		145,642		141,239
Insurance and claims		**92,359**		75,368		58,301
Communications and utilities		**40,827**		43,269		40,584
Depreciation and amortization		**344,568**		324,435		276,050
Purchased transportation		**122,815**		121,516		158,111
Miscellaneous expenses, net		**24,373**		4,831		15,372
Total operating expenses		**4,270,812**		4,225,479		4,419,445
Operating income		**1,543,998**		1,640,673		1,840,632
Non-operating (income) expense:						
Interest expense		**212**		464		1,563
Interest income		**(17,011)**		(12,799)		(4,884)
Other expense, net		**3,200**		5,232		2,604
Total non-operating income		**(13,599)**		(7,103)		(717)
Income before income taxes		**1,557,597**		1,647,776		1,841,349
Provision for income taxes		**371,524**		408,274		464,190
Net income	$	**1,186,073**	$	1,239,502	$	1,377,159
Earnings per share:						
Basic	$	**5.51**	$	5.66	$	6.13
Diluted	$	**5.48**	$	5.63	$	6.09
Weighted average shares outstanding:						
Basic		**215,326**		218,842		224,682
Diluted		**216,485**		220,180		226,156
Dividends declared per share	$	**1.04**	$	0.80	$	0.60

The accompanying notes are an integral part of these financial statements.

OLD DOMINION FREIGHT LINE, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands, except per share data)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Total
Balance as of December 31, 2021	230,022	$ 23,002	$ 162,944	$ 3,493,861	$ 3,679,807
Net income	—	—	—	1,377,159	1,377,159
Share repurchases, including settlements under accelerated share repurchase programs	(9,630)	(963)	62,500	(1,338,756)	(1,277,219)
Cash dividends declared ($0.60 per share)	—	—	—	(134,478)	(134,478)
Share-based compensation and share issuances, net of forfeitures	109	11	15,882	—	15,893
Taxes paid in exchange for shares withheld	(55)	(5)	(8,240)	—	(8,245)
Balance as of December 31, 2022	220,446	22,045	233,086	3,397,786	3,652,917
Net income	—	—	—	1,239,502	1,239,502
Share repurchases, including transaction costs	(2,628)	(263)	—	(457,636)	(457,899)
Cash dividends declared ($0.80 per share)	—	—	—	(175,083)	(175,083)
Share-based compensation and share issuances, net of forfeitures	185	18	11,062	—	11,080
Taxes paid in exchange for shares withheld	(72)	(7)	(12,699)	—	(12,706)
Balance as of December 31, 2023	217,931	21,793	231,449	4,004,569	4,257,811
Net income	**—**	**—**	**—**	**1,186,073**	**1,186,073**
Share repurchases, including transaction costs and settlements under accelerated share repurchase programs	**(5,092)**	**(509)**	**—**	**(971,794)**	**(972,303)**
Cash dividends declared ($1.04 per share)	**—**	**—**	**—**	**(223,639)**	**(223,639)**
Share-based compensation and share issuances, net of forfeitures	**216**	**21**	**11,328**	**—**	**11,349**
Taxes paid in exchange for shares withheld	**(70)**	**(7)**	**(14,696)**	**—**	**(14,703)**
Balance as of December 31, 2024	**212,985**	**$ 21,298**	**$ 228,081**	**$ 3,995,209**	**$ 4,244,588**

The accompanying notes are an integral part of these financial statements.

OLD DOMINION FREIGHT LINE, INC.

STATEMENTS OF CASH FLOWS

(In thousands)		Year Ended December 31,				
		2024		2023		2022
Cash flows from operating activities:						
Net income	$	**1,186,073**	$	1,239,502	$	1,377,159
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		**344,578**		324,449		276,066
Noncash lease expense		**17,186**		18,665		16,658
Gain on disposal of property and equipment		**(3,401)**		(22,555)		(3,425)
Deferred income taxes		**19,340**		53,341		62,008
Share-based compensation		**11,349**		11,080		15,893
Changes in assets and liabilities:						
Customer and other receivables, net		**74,080**		(3,875)		(13,009)
Prepaid expenses and other assets		**5,562**		(38,189)		(24,714)
Accounts payable		**(20,955)**		6,499		23,756
Compensation, benefits and other accrued liabilities		**8,808**		(1,422)		(11,202)
Claims and insurance accruals		**10,441**		(2,249)		5,464
Income taxes, net		**14,570**		(5,816)		6,480
Other liabilities		**(8,348)**		(10,295)		(39,552)
Net cash provided by operating activities		**1,659,283**		1,569,135		1,691,582
Cash flows from investing activities:						
Purchase of property and equipment		**(771,318)**		(757,309)		(775,148)
Proceeds from sale of property and equipment		**20,124**		48,637		22,096
Purchase of short-term investments		**(30,000)**		—		(163,720)
Proceeds from maturities of short-term investments		**30,000**		48,852		369,300
Net cash used in investing activities		**(751,194)**		(659,820)		(547,472)
Cash flows from financing activities:						
Payments for share repurchases		**(967,294)**		(453,613)		(1,277,219)
Dividends paid		**(223,618)**		(175,089)		(134,484)
Principal payments under debt agreements		**(20,000)**		(20,000)		—
Other financing activities, net		**(22,300)**		(13,126)		(8,659)
Net cash used in financing activities		**(1,233,212)**		(661,828)		(1,420,362)
(Decrease) increase in cash and cash equivalents		**(325,123)**		247,487		(276,252)
Cash and cash equivalents at beginning of year		**433,799**		186,312		462,564
Cash and cash equivalents at end of year	$	**108,676**	$	433,799	$	186,312
Income taxes paid (includes payments of $177.5 million for purchased federal tax credits in 2024 to offset estimated tax payments)	$	**337,615**	$	361,448	$	396,510
Interest paid	$	**2,909**	$	3,484	$	3,953
Capitalized interest	$	**2,763**	$	3,364	$	3,260

The accompanying notes are an integral part of these financial statements.

OLD DOMINION FREIGHT LINE, INC.
NOTES TO THE FINANCIAL STATEMENTS

Note 1. Significant Accounting Policies

Business

We are one of the largest North American less-than-truckload ("LTL") motor carriers. We provide regional, inter-regional and national LTL services through a single integrated, union-free organization. Our service offerings, which include expedited transportation, are provided through an expansive network of service centers located throughout the continental United States. Through strategic alliances, we also provide LTL services throughout North America. In addition to our core LTL services, we offer a range of value-added services including container drayage, truckload brokerage and supply chain consulting.

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts in prior years have been reclassified to conform prior years' financial statements to the current presentation.

Unless the context requires otherwise, references in these Notes to "Old Dominion," the "Company," "we," "us" and "our" refer to Old Dominion Freight Line, Inc.

Common Stock Split

On February 16, 2024, we announced that our Board of Directors approved a two-for-one split of our common stock for shareholders of record as of the close of business on the record date of March 13, 2024. On March 27, 2024, those shareholders received one additional share of common stock for every share owned.

All references in this report to shares outstanding, weighted average shares outstanding, earnings per share, and dividends per share amounts have been restated retroactively to reflect this stock split.

Revenue and Expense Recognition

We recognize revenue based upon when our transportation and related services have been completed in accordance with the bill of lading ("BOL") contract, our general tariff provisions and contractual agreements with our customers. Generally, our performance obligations begin when we receive a BOL from a customer and are satisfied when we complete the delivery of a shipment and related services. We recognize revenue for our performance obligations under our customer contracts over time, as our customers receive the benefits of our services in accordance with Accounting Standards Codification ("ASC") Topic 606. With respect to services not completed at the end of a reporting period, we use a percentage of completion method to allocate the appropriate revenue to each separate reporting period. Under this method, we develop a factor for each uncompleted shipment by dividing the actual number of days in transit at the end of a reporting period by that shipment's standard delivery time schedule. This factor is applied to the total revenue for that shipment and revenue is allocated between reporting periods accordingly. Payment terms vary by customer and are short-term in nature. Expenses are recognized when incurred.

The composition of our revenue is summarized below:

	Year Ended December 31,		
(In thousands)	**2024**	2023	2022
LTL services	$ **5,761,105**	$ 5,804,939	$ 6,177,055
Other services	**53,705**	61,213	83,022
Total revenue	$ **5,814,810**	$ 5,866,152	$ 6,260,077

Allowances for Uncollectible Accounts and Revenue Adjustments

We maintain an allowance for uncollectible accounts for estimated losses resulting from the inability of our customers to make required payments. We estimate this allowance by analyzing the aging of our customer receivables, our historical loss experience and other trends and factors affecting the credit risk of our customers, including anticipated changes to future performance. Write-offs occur when we determine an account to be uncollectible and could differ from our allowance estimate as a result of factors such as changes in the overall economic environment or risks surrounding our customers. Additional allowances may be required if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments. We periodically review the underlying assumptions in our estimate of the allowance for uncollectible accounts to ensure that the allowance reflects the most recent trends and factors.

We also maintain an allowance for estimated revenue adjustments resulting from future billing corrections, customer allowances, money-back service guarantees and other miscellaneous revenue adjustments. These revenue adjustments are recorded in our revenue from operations. We use historical experience, trends and current information to update and evaluate these estimates.

Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of customer receivables and, when held, short-term investments. We perform initial and ongoing credit evaluations of our customers to minimize credit risk. We generally do not require collateral but may require prepayment of our services under certain circumstances. Credit risk is generally diversified due to the large number of entities comprising our customer base and their dispersion across many different industries and geographic regions. We generally expect our short-term investments will be diversified over various high-quality issuers. Such short-term investments may also subject us to concentrations of credit risk.

Cash and Cash Equivalents

We consider cash on hand and deposits in banks along with certificates of deposit and short-term marketable securities with original maturities of three months or less as cash and cash equivalents.

Short-term Investments

From time to time, the Company invests in commercial paper and certificates of deposits with an original maturity of greater than three months, which are classified and accounted for as trading securities and are reported in "Short-term investments" on our Balance Sheets. These investments are measured at fair value on a recurring basis each reporting period, with gains or losses recorded in "Non-operating (income) expense" on our Statements of Operations. As of December 31, 2024 and 2023, we held no short-term investments.

Property and Equipment

Property and equipment are recorded at cost. Major additions and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred. We capitalize the cost of tires mounted on purchased revenue equipment as a part of the total equipment cost. Subsequent replacement tires are expensed at the time those tires are placed in service. We assess the realizable value of our long-lived assets and evaluate such assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the related assets. The following table provides the estimated useful lives by asset type:

Structures	7 to 30 years
Revenue equipment	4 to 15 years
Other equipment	2 to 20 years
Leasehold improvements	Lesser of economic life or life of lease

Depreciation expense was $344.5 million, $324.0 million and $275.6 million for 2024, 2023 and 2022, respectively.

Claims and Insurance Accruals

We carry a significant amount of insurance with third-party insurance carriers that provides various levels of protection for our risk exposure, including protection in the areas of property, casualty, cyber, management, and group health, with coverage limits and retention and deductible levels that we believe are reasonable given historical claim activity and severity. We believe that our policy of maintaining self-insured retentions or deductibles under these various insurance programs for a portion of our risks, supported by our safety, claims management and loss prevention programs, is an effective means of managing insurance costs. We periodically review our risk exposure and insurance coverage applicable to those risks and believe that we maintain sufficient insurance coverage.

Claims and insurance accruals reflect the Company's estimated cost of claims for cargo loss and damage, bodily injury/property damage ("BIPD"), workers' compensation, group health and group dental. These accruals include amounts for future claims development and claims incurred but not reported, which are primarily based on historical claims development experience. The related cost for cargo loss and damage and BIPD is charged to "Insurance and claims" on our Statements of Operations, while the related costs for workers' compensation, group health and group dental are charged to "Salaries, wages and benefits" on our Statements of Operations.

Our liability for claims and insurance totaled $164.2 million and $153.8 million at December 31, 2024 and 2023, respectively. The long-term portions of those reserves were $91.4 million and $90.4 million at December 31, 2024 and 2023, respectively, which were included in "Other non-current liabilities" on our Balance Sheets.

Share-Based Compensation

We have various share-based compensation plans for our employees and non-employee directors. Our share-based compensation includes awards of phantom stock, restricted stock, and performance-based restricted stock units which are accounted for under ASC Topic 718, *Compensation - Stock Compensation.* All share-based compensation expense is presented in "Salaries, wages and benefits" for employees and "Miscellaneous expenses, net" for non-employee directors in the accompanying Statements of Operations. Total compensation expense recognized for all share-based compensation awards was $11.3 million, $11.1 million and $15.9 million during 2024, 2023, and 2022, respectively. The total tax benefit recognized related to these awards was $6.9 million, $3.3 million and $3.3 million during 2024, 2023, and 2022, respectively.

Awards of restricted stock, phantom stock and performance-based restricted stock units are accounted for as equity under ASC Topic 718. We recognize compensation cost, net of estimated forfeitures, for restricted stock awards and phantom stock awards on a straight-line basis over the requisite service period of each award. Compensation cost for performance-based restricted stock unit awards is recognized using the accelerated attribution method over the requisite service period of each award. At the end of each reporting period, we reassess the probability of achieving performance targets and changes to our initial assessment are reflected in the reporting period in which the change in estimate occurs.

Advertising

The costs of advertising our services are expensed as incurred and are included in "General supplies and expenses" on our Statements of Operations. Advertising costs charged to expense totaled $34.5 million, $34.6 million and $29.0 million for 2024, 2023 and 2022, respectively.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The levels of inputs used to measure fair value are:

- Level 1 — Quoted prices for identical instruments in active markets;

- Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets; and

- Level 3 — Valuations based on inputs that are unobservable, generally utilizing pricing models or other valuation techniques that reflect management's judgment and estimates.

Our long-term debt, including current maturities, is measured at fair value and further described in Note 9. Our other financial securities in current assets and current liabilities approximate their fair value due to the short-term maturities of these instruments.

Stock Repurchase Program

On July 28, 2021, we announced that our Board of Directors had approved a stock repurchase program authorizing us to repurchase up to an aggregate of $2.0 billion of our outstanding common stock (the "2021 Repurchase Program"). The 2021 Repurchase Program began in January 2022 and was completed in May 2024. On July 26, 2023, we announced that our Board of Directors had approved a new stock repurchase program authorizing us to repurchase up to an aggregate of $3.0 billion of our outstanding common stock (the "2023 Repurchase Program"). The 2023 Repurchase Program, which does not have an expiration date, began after the completion of the 2021 Repurchase Program in May 2024.

Under our repurchase programs, we may repurchase shares from time to time in open market purchases or through privately negotiated transactions. Shares of our common stock repurchased under our repurchase programs are canceled at the time of repurchase and are classified as authorized but unissued shares of our common stock.

We entered into accelerated share repurchase agreements with a third-party financial institution on each of August 26, 2021, February 24, 2022 and May 28, 2024. The Company's accelerated share repurchase agreements were each accounted for as a settled treasury stock purchase and a forward stock purchase contract. The par value of the initial shares received was recorded as a reduction to common stock, with the excess purchase price recorded as a reduction to retained earnings. The forward stock purchase contract was accounted for as a contract indexed to our own stock and was classified within capital in excess of par value on our Balance Sheets. The Company's accelerated share repurchase agreements were each settled with the final number of shares received based on the daily volume-weighted average share price of our common stock over the term of the agreement, less a negotiated discount. The table below summarizes our accelerated share repurchase activity settled in 2024 and 2022. We did not enter into any accelerated share repurchase agreements during 2023.

Agreement Date	Settlement Date	Agreement Amount (In millions)		Initial Shares Received	Shares Received at Settlement	Total Shares Received
August 2021	January 2022	$	250.0	1,310,730	246,820	1,557,550
February 2022	April 2022	$	400.0	2,036,314	745,618	2,781,932
May 2024	November 2024	$	200.0	923,201	133,012	1,056,213

At December 31, 2024, we had $2.26 billion remaining authorized under the 2023 Repurchase Program.

Dividends to Shareholders

Our Board of Directors declared a cash dividend of $0.26 per share for each quarter of 2024, declared a cash dividend of $0.20 per share for each quarter of 2023 and declared a cash dividend of $0.15 per share for each quarter of 2022.

On February 5, 2025, we announced that our Board of Directors had declared a cash dividend of $0.28 per share of our common stock. The dividend is payable on March 19, 2025 to shareholders of record at the close of business on March 5, 2025. Although we intend to pay a quarterly cash dividend on our common stock for the foreseeable future, the declaration and amount of any future dividend is subject to approval by our Board of Directors, and is restricted by applicable state law limitations on distributions to shareholders as well as certain covenants under our Credit Agreement and Note Agreement. We anticipate that any future quarterly cash dividends will be funded through cash flows from operations, our existing cash and cash equivalents, and, if needed, borrowings under our Credit Agreement or Note Agreement.

Comprehensive Income

The Company has no components of other comprehensive income. Accordingly, net income equals comprehensive income for all periods presented in this report.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, requiring public entities to disclose information about their reportable segments' significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC topic 280 on an interim and annual basis. We adopted ASU 2023-07 effective December 31, 2024 on a retrospective basis. While the new accounting rules did not have any impact on our financial condition, results of operations or cash flows, the adoption of the new accounting rules resulted in additional disclosures, which are included in Note 11.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. While the new accounting rules will not have any impact on our financial condition, results of operations or cash flows, the adoption of the new accounting rules will result in additional disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, and in January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. ASU 2024-03 requires public entities to disclose additional disclosure of the nature of expenses included on the statement of operations as well as disclosures about specific types of expenses included in the expense captions presented on the statement of operations in the notes to the financial statements on an interim and annual basis. ASU 2024-03, as clarified by ASU 2025-01, is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. While the new accounting rules will not have any impact on our financial condition, results of operations or cash flows, the adoption of the new accounting rules will result in additional disclosures.

Note 2. Long-term Debt

Long-term debt, net of unamortized debt issuance costs, consisted of the following:

	December 31,	
(In thousands)	2024	2023
Senior notes	$ 59,987	$ 79,977
Revolving credit facility	—	—
Total long-term debt	59,987	79,977
Less: Current maturities	(20,000)	(20,000)
Total maturities due after one year	$ 39,987	$ 59,977

Note Agreement

On May 4, 2020, we entered into a Note Purchase and Private Shelf Agreement with PGIM, Inc. ("Prudential") and certain affiliates and managed accounts of Prudential (as subsequently amended on March 22, 2023 and August 28, 2024, the "Note Agreement"). The Note Agreement, which is uncommitted and subject to Prudential's sole discretion, provides for the issuance of senior promissory notes with an aggregate principal amount of up to $350.0 million through March 22, 2026. On May 4, 2020, we issued $100.0 million aggregate principal amount of senior promissory notes (the "Series B Notes"). Borrowing availability under the Note Agreement is reduced by the outstanding amount of the existing Series B Notes, and all other senior promissory notes issued pursuant to the Note Agreement.

The Series B Notes bear interest at 3.10% per annum and mature on May 4, 2027, unless prepaid. The first two principal payments of $20.0 million each were paid on May 4, 2023 and 2024, respectively. The remaining $60.0 million will be paid in three equal annual installments of $20.0 million through May 4, 2027. The Series B Notes are senior unsecured obligations and rank pari passu with borrowings under our third amended and restated credit agreement, dated March 22, 2023, with Wells Fargo Bank, National Association serving as administrative agent for the lenders (as subsequently amended on August 28, 2024, the "Credit Agreement") or other senior promissory notes issued pursuant to the Note Agreement.

Credit Agreement

The Credit Agreement, which matures in May 2028, provides for a five-year, $250.0 million senior unsecured revolving line of credit and a $150.0 million accordion feature, which if fully exercised and approved, would expand the total borrowing capacity up to an aggregate of $400.0 million. Of the $250.0 million line of credit commitments under the Credit Agreement, up to $100.0 million may be used for letters of credit.

At our option, borrowings under the Credit Agreement bear interest at either: (i) the Secured Overnight Financing Rate ("SOFR") plus the Term SOFR Adjustment, as defined in the Credit Agreement, equal to 0.100%, plus an applicable margin that ranges from 1.000% to 1.375%; or (ii) a Base Rate, as defined in the Credit Agreement, plus an applicable margin that ranges from 0.000% to 0.375%. The applicable margin for each of the foregoing options is dependent upon our consolidated debt to consolidated total capitalization ratio. Letter of credit fees equal to the applicable margin for SOFR loans are charged quarterly in arrears on the daily average aggregate stated amount of all letters of credit outstanding during the quarter. Commitment fees ranging from 0.090% to 0.175% (based upon our consolidated debt to total consolidated capitalization ratio) are charged quarterly in arrears on the aggregate unutilized portion of the Credit Agreement.

For periods covered under the Credit Agreement, the applicable margin on SOFR loans and letter of credit fees were 1.000% and commitment fees were 0.090%.

The Credit Agreement replaced our previous five-year, $250.0 million senior unsecured revolving credit agreement dated as of November 21, 2019 (the "Prior Credit Agreement"). For periods in 2023 covered under the Prior Credit Agreement, the applicable margin on LIBOR loans and letter of credit fees was 1.000% and commitment fees were 0.100%.

There were $37.7 million and $40.0 million of outstanding letters of credit at December 31, 2024 and 2023, respectively.

General Debt Provisions

The Credit Agreement and Note Agreement contain customary covenants, including financial covenants that require us to observe a maximum ratio of debt to total capital and a minimum fixed charge coverage ratio. The Credit Agreement and Note Agreement also include a provision limiting our ability to make restricted payments, including dividends and payments for share repurchases, unless, among other conditions, no defaults or events of default are ongoing (or would be caused by such restricted payment).

Note 3. Leases

We lease certain assets under operating leases, which primarily consisted of real estate leases for certain service center locations and automotive leases for private passenger vehicles. Certain operating leases provide for renewal options, which can vary by lease and are typically offered at their fair rental value. We have not made any residual value guarantees related to our operating leases; therefore, we have no corresponding liability recorded on our Balance Sheets.

The right-of-use assets and corresponding lease liabilities on our Balance Sheets represent payments over the lease term, which includes renewal options for certain real estate leases that we are likely to exercise. These renewal options begin in 2025 and continue through 2035, and range from one month to ten years in length. Short-term leases, which have an initial term of 12 months or less, are not included in our right-of-use assets or corresponding lease liabilities.

Of our total operating lease liabilities, $15.7 million and $15.6 million are classified as current and are presented within "Other accrued liabilities," and $92.6 million and $104.8 million are classified as non-current and are presented within "Other non-current liabilities" on our Balance Sheets as of December 31, 2024 and 2023, respectively. Our right-of-use assets totaled $104.2 million and $116.4 million and are presented within "Other assets," which is classified as long-term, on our Balance Sheets as of December 31, 2024 and 2023, respectively.

Future lease payments for assets under operating leases, as well as a reconciliation to our total lease liabilities as of December 31, 2024, are as follows:

(In thousands)		Lease Payments
2025	$	20,548
2026		19,968
2027		19,277
2028		17,243
2029		16,334
Thereafter		34,734
Total lease payments	$	128,104
Less: imputed interest		(19,814)
Total lease liabilities	$	108,290

The weighted average lease term for our operating leases was 6.2 years and 7.6 years at December 31, 2024 and 2023, respectively. The discount rate used in the calculation of our right-of-use assets and corresponding lease liabilities was determined based on the stated rate within each contract when available, or our collateralized borrowing rate from lending institutions. The weighted average discount rate for our operating leases was 4.9% as of December 31, 2024 and 2023.

Cash paid for amounts included in the measurement of our lease liabilities was $21.3 million and $22.6 million for the years ended December 31, 2024 and 2023, respectively. Certain operating leases include rent escalation provisions, which we recognize as expense on a straight-line basis. Lease expense is presented within "Operating supplies and expenses" or "General supplies and expenses," depending on the nature of the use of the leased asset. Aggregate expense under operating leases was $23.3 million, $24.5 million and $20.0 million for 2024, 2023 and 2022, respectively. During the years ended December 31, 2024 and 2023, we increased our right-of-use assets by $5.0 million and $39.9 million, respectively, in exchange for new operating lease liabilities.

Note 4. Income Taxes

The components of the provision for income taxes are as follows:

	Year Ended December 31,		
(In thousands)	**2024**	2023	2022
Current:			
Federal	$ **284,679**	$ 288,030	$ 318,571
State	**67,505**	66,903	83,611
	352,184	354,933	402,182
Deferred:			
Federal	**18,585**	42,728	51,862
State	**755**	10,613	10,146
	19,340	53,341	62,008
Total provision for income taxes	$ **371,524**	$ 408,274	$ 464,190

The following is a reconciliation of income tax expense calculated using the U.S. statutory federal income tax rate with our income tax expense for 2024, 2023 and 2022:

	Year Ended December 31,		
(In thousands)	**2024**	2023	2022
Tax provision at statutory rate	$ **327,095**	$ 346,033	$ 386,683
State income taxes, net of federal benefit	**60,216**	66,055	75,906
Other, net	**(15,787)**	(3,814)	1,601
Total provision for income taxes	$ **371,524**	$ 408,274	$ 464,190

Deferred tax assets and liabilities, which are included in "Other assets" and "Deferred income taxes" on our Balance Sheets, consist of the following:

	December 31,	
(In thousands)	**2024**	2023
Deferred tax assets:		
Claims and insurance reserves	$ **32,866**	$ 29,776
Accrued vacation	**23,379**	19,849
Deferred compensation	**41,387**	41,343
Other	**11,341**	12,142
Total deferred tax assets	**108,973**	103,110
Deferred tax liabilities:		
Depreciation and amortization	**(485,808)**	(460,703)
Other	**(5,095)**	(4,997)
Total deferred tax liabilities	**(490,903)**	(465,700)
Net deferred tax liability	$ **(381,930)**	$ (362,590)

We are subject to U.S. federal income tax, as well as income tax of multiple state tax jurisdictions. We remain open to examination by the Internal Revenue Service for tax years 2021 through 2024. We also remain open to examination by various state tax jurisdictions for tax years 2020 through 2024.

The Company's liability for unrecognized tax benefits was immaterial as of December 31, 2024 and 2023. Interest and penalties related to uncertain tax positions, which were immaterial in 2024, 2023 and 2022, are recorded in "Provision for income taxes" on our Statements of Operations. Changes in our liability for unrecognized tax benefits could affect our effective tax rate, if recognized, but we do not expect any material changes within the next twelve months.

Note 5. Related Party Transactions

John R. Congdon, Jr., a member of our Board of Directors, is the cousin of David S. Congdon, Executive Chairman of our Board of Directors. We regularly disclose the amount of compensation that we pay to these individuals, as well as the compensation paid to any of their family members employed by us that from time to time may require disclosure, in the proxy statement for our Annual Meeting of Shareholders.

Note 6. Employee Benefit Plans

Defined Contribution Plan

Full-time employees meeting certain eligibility requirements are automatically enrolled in our 401(k) employee retirement plan, unless the employee elects not to defer any compensation. Employee contributions are limited to a percentage of the employee's compensation, as defined in the plan. We match a percentage of our employees' contributions up to certain maximum limits. In addition, we may also provide a discretionary matching contribution as specified in the plan. Our employer contributions, net of forfeitures, for 2024, 2023 and 2022 were $112.9 million, $119.5 million and $135.2 million, respectively.

Deferred Compensation Plan

We maintain a nonqualified deferred compensation plan for the benefit of certain eligible employees, including those whose contributions to the 401(k) employee retirement plan are limited due to provisions of the Internal Revenue Code. Participating employees may elect to defer receipt of a percentage of their compensation, as defined in the plan, and the deferred amount is credited to each participant's deferred compensation account. The plan is not funded, and the Company does not make a matching contribution to this plan. Although the plan is not funded, participants are allowed to select investment options for which their deferrals and future earnings are deemed to be invested. Participant accounts are adjusted to reflect participant deferrals and the performance of their deemed investments. The amounts owed to the participants totaled $109.4 million and $101.4 million at December 31, 2024 and 2023, respectively, of which $100.4 million and $91.2 million were included in "Other non-current liabilities" on our Balance Sheets as of December 31, 2024 and 2023, respectively.

Note 7. Earnings Per Share

Basic earnings per share is computed by dividing net income by the daily weighted average number of shares of our common stock outstanding for the period, excluding unvested restricted stock. Unvested restricted stock is included in common shares outstanding on our Balance Sheets.

Diluted earnings per share is computed using the treasury stock method. The denominator used in calculating diluted earnings per share includes the impact of unvested restricted stock and other dilutive, non-participating securities under our equity award agreements. The denominator excludes contingently-issuable shares under performance-based award agreements when the performance target has not yet been deemed achieved.

The following table provides a reconciliation of the number of shares of common stock used in computing basic and diluted earnings per share:

	Year Ended December 31,		
(In thousands)	**2024**	2023	2022
Weighted average shares outstanding - basic	**215,326**	218,842	224,682
Dilutive effect of share-based awards	**1,159**	1,338	1,474
Weighted average shares outstanding - diluted	**216,485**	220,180	226,156

Note 8. Share-Based Compensation

Stock Incentive Plan

On May 19, 2016, our shareholders approved the Old Dominion Freight Line, Inc. 2016 Stock Incentive Plan (the "Stock Incentive Plan") previously approved by our Board of Directors. The Stock Incentive Plan, under which awards may be granted until May 18, 2026, or the Stock Incentive Plan's earlier termination, serves as our primary equity incentive plan and provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted awards, performance awards, phantom stock awards and other stock-based awards or dividend equivalent awards to selected employees and non-employee directors. The maximum number of shares of common stock that we may issue or deliver pursuant to awards granted under the Stock Incentive Plan is 6,000,000 shares.

Restricted Stock Awards

During 2024, 2023 and 2022, we granted restricted stock awards to selected employees and non-employee directors under the Stock Incentive Plan. The employee restricted stock awards vest in three equal annual installments on each anniversary of the grant date, and the non-employee director restricted stock awards generally vest in full on the first anniversary of the grant date. In both cases, the restricted stock awards are subject to accelerated vesting due to death, total disability, or change in control of the Company.

Subject to the foregoing, unvested restricted stock awards are generally forfeited upon termination of employment, unless otherwise approved by the Board of Directors or the Talent and Compensation Committee. The restricted stock awards accrue dividends while the award is unvested and only carry rights to receive the accrued dividends once vested.

Compensation cost for restricted stock awards is measured at the grant date based on the fair market value per share of our common stock.

The following table summarizes our restricted stock award activity for employees and non-employee directors:

	Shares	Weighted Average Grant Date Fair Value Per Share
Unvested at January 1, 2024	115,964	$ 158.62
Granted	63,602	212.19
Vested	(65,128)	144.64
Forfeited	(6,010)	194.89
Unvested at December 31, 2024	108,428	$ 196.16

The weighted average grant date fair value per restricted stock award granted during fiscal years 2024, 2023 and 2022 was $212.19, $179.77 and $151.91, respectively. The total fair value of vested restricted stock awards for fiscal year 2024, 2023 and 2022 was $13.9 million, $18.1 million and $20.1 million, respectively. At December 31, 2024, the Company had $11.6 million of unrecognized stock-based compensation cost, net of estimated forfeitures, related to unvested restricted stock awards that are expected to be recognized over a weighted average period of 1.7 years.

Performance-Based Restricted Stock Units

During 2024, 2023 and 2022, we granted performance-based restricted stock units ("PBRSUs") to selected employees under the Stock Incentive Plan. The PBRSUs are earned based on the achievement of stated Company performance metrics over a one-year performance period. One-third of the earned PBRSUs vest following the end of the one-year performance period if the performance metrics are satisfied, with an additional one-third of the PBRSUs vesting on each of the next two grant date anniversaries. Earned PBRSUs are subject to accelerated vesting due to death, total disability, or change in control of the Company. Subject to the foregoing, unvested PBRSUs are generally forfeited if minimum threshold performance targets are not achieved or upon termination of employment. The unvested PBRSUs do not include voting rights or dividend participation rights.

Compensation cost for PBRSUs is measured at the grant date based on the fair market value per share of our common stock, with consideration given to the probability of achieving performance targets. At the end of each reporting period, we reassess the probability of achieving performance targets and changes to our initial assessment are reflected in the reporting period in which the change in estimate occurs.

The following table summarizes our activity for PBRSUs for employees during 2024:

	Shares		Weighted Average Grant Date Fair Value Per Share
Unvested at January 1, 2024	34,758	$	127.47
Granted [(a)]	—		—
Vested	(26,496)		118.85
Forfeited	—		—
Unvested at December 31, 2024	8,262	$	155.11

[(a)]   PBRSUs earned may range from zero to 200% of the target award. PBRSUs granted for the 2024 performance period were not earned as the performance metrics were not met.

At December 31, 2024, the Company had less than $0.1 million of unrecognized stock-based compensation cost, net of estimated forfeitures, related to unvested PBRSUs that are expected to be recognized over a weighted average period of less than 0.1 years.

Phantom Stock Awards

A summary of the changes in the number of outstanding phantom stock awards during the year ended December 31, 2024 is provided below. There were no phantom stock awards granted during 2024.

	Total Phantom Shares		Weighted Average Grant Date Fair Value Per Share
Balance of shares outstanding at January 1, 2024	1,118,396	$	60.25
Settled	(132,904)		60.75
Forfeited	—		—
Balance of shares outstanding at December 31, 2024	985,492	$	60.25

During 2024, 3,444 phantom shares vested with a weighted average grant date fair value per share of $57.38, and all outstanding phantom stock awards were vested at December 31, 2024. The outstanding stock awards will be settled in shares of our common stock equal to the number of vested shares of phantom stock on the applicable settlement date. The shares of common stock will generally be distributed in twenty-four substantially equal monthly installments commencing on the first day of the sixth calendar month following such settlement date.

Note 9. Fair Value Measurements

Long-term debt

The carrying value of our total long-term debt, including current maturities, was $60.0 million and $80.0 million at December 31, 2024 and 2023, respectively. The estimated fair value of our total long-term debt, including current maturities, was $56.5 million and $75.4 million at December 31, 2024 and 2023, respectively. The fair value measurement of our Series B Notes was determined using a discounted cash flow analysis that factors in current market yields for comparable borrowing arrangements under our credit profile. Since this methodology is based upon market yields for comparable arrangements, the measurement is categorized as Level 2 under the three-level fair value hierarchy as established by the Financial Accounting Standards Board.

Note 10. Commitments and Contingencies

We are involved in or addressing various legal proceedings and claims, governmental inquiries, notices and investigations that have arisen in the ordinary course of our business and have not been fully adjudicated, some of which may be covered in whole or in part by insurance. Certain of these matters include collective and/or class-action allegations. We do not believe that the resolution of any of these matters will have a material adverse effect upon our financial position, results of operations or cash flows.

Note 11. Segment Information

We have one operating and reportable segment that provides regional, inter-regional and national LTL services through a single integrated, union-free organization. We derive revenue primarily in North America and manage our business activities on a Company-wide basis. For the last three fiscal years, more than 95% of our revenue was derived from services performed in the United States and less than 5% of our revenue was generated from services performed internationally. Additionally, no single customer exceeds 6% of our revenue. The accounting policies of our reportable segment are the same as those described in Note 1.

Our chief operating decision maker ("CODM"), who is our President and Chief Executive Officer, reviews Company-wide financial information. The CODM uses "Net income" on our Statements of Operations to make capital allocation and spending decisions, which is initially performed as part of our annual strategic planning process. As part of our strategic planning process, we develop an annual budget for capital expenditures to support our forecasted tonnage and shipment growth. This annual capital expenditure plan, and any other spending decisions that the CODM believes will help prepare our Company for future growth, are generally considered our first priorities for allocating capital. Once those decisions are made, other capital considerations may include share repurchases, dividends, and acquisitions. The CODM monitors actual results against forecast throughout the year and evaluates necessary changes in operating activities or capital allocation. Segment assets are reported as "Total assets" on our Balance Sheets but "Total assets" are not used to measure segment performance or allocate resources.

The following table presents financial information with respect to our segment for the years ended December 31, 2024, 2023 and 2022:

(In thousands)	Year Ended December 31,		
	2024	2023	2022
Revenue from operations	$ 5,814,810	$ 5,866,152	$ 6,260,077
Less significant expenses:			
Salaries and wages	1,958,390	1,912,231	1,995,332
Employee benefit costs	730,924	717,445	721,503
Operating supplies and expenses	635,320	718,326	852,955
General supplies and expenses	176,546	162,416	159,998
Operating taxes and licenses	144,690	145,642	141,239
Insurance and claims	92,359	75,368	58,301
Communications and utilities	40,827	43,269	40,584
Depreciation and amortization	344,568	324,435	276,050
Purchased transportation	122,815	121,516	158,111
Miscellaneous expenses, net	24,373	4,831	15,372
Total non-operating income	(13,599)	(7,103)	(717)
Provision for income taxes	371,524	408,274	464,190
Segment net income	$ 1,186,073	$ 1,239,502	$ 1,377,159

See the Company's financial statements for other financial information regarding our segment as there are no reconciling items or adjustments between segment and total Company.

Long-lived assets, which consist primarily of property and equipment, net, are all located in the United States.

**Report of Independent Registered Public Accounting Firm**

To the Shareholders and the Board of Directors of Old Dominion Freight Line, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Old Dominion Freight Line, Inc. (the Company) as of December 31, 2024 and 2023, the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 25, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

**Self-Insurance Reserves for Bodily Injury/Property Damage ("BIPD") and Workers' Compensation**

Description of the Matter	The liability for claims and insurance totaled $164.2 million at December 31, 2024, and the majority of this amount represents the self-insurance reserves for BIPD and workers' compensation claims. The long-term portion of this liability was $91.4 million, which was included in "Other non-current liabilities", and the remainder was included in "Claims and insurance accruals" on the Company's Balance Sheets.
	As described in Note 1 to the financial statements, claims and insurance accruals include the estimated cost of claims for BIPD and workers' compensation. These accruals include estimates for both future claims development on reported claims as well as claims incurred but not yet reported. The Company uses historical claims experience, known trends and

49

third-party actuarial estimates to determine the liabilities for each of the BIPD and workers' compensation reserves. These analyses are complex and require significant judgment as the models utilize multiple valuation methods and reflect subjective assumptions, including 1) the weighting of such methods, 2) the loss ratio, 3) the loss trend factor, and 4) the loss development factor, among other assumptions.

How We Addressed the Matter in Our Audit	We identified and tested internal controls over management's review of the estimate for self-insurance reserves for BIPD and workers' compensation claims, including controls over the completeness and accuracy of data inputs used in the Company's third-party calculations, the assumptions and reserve calculations, as well as management's evaluation of service organization controls and user controls over certain of the Company's claims data that is managed by a third-party administrator.

To test the self-insurance reserves for BIPD and workers' compensation claims balances, our audit procedures included, among others, evaluating the methodologies used and the significant assumptions discussed above, as well as performing procedures with respect to underlying data and calculations used in the Company's third-party analyses. We involved our actuarial specialists to assist in our evaluation of the appropriateness of the methods and assumptions used as well as to independently calculate ranges of reasonable reserve estimates developed based on independently selected assumptions and to compare such ranges to the Company's recorded reserves. We tested claims data by comparing the data to supporting source documentation and payment information as well as performing trend analyses. |

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1994.
Raleigh, North Carolina
February 25, 2025

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

a)   <u>Evaluation of disclosure controls and procedures</u>

As of the end of the period covered by this report, our management has conducted an evaluation, with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures in accordance with Rule 13a-15 under the Exchange Act. Based on this evaluation as of the end of the period covered by this report, our CEO and CFO concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure, and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

b)   <u>Management's annual report on internal control over financial reporting</u>

Management is responsible for establishing and maintaining adequate internal control over financial reporting in accordance with Exchange Act Rule 13a-15(f). Management has conducted an evaluation, with the participation of our CEO and CFO, of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "2013 Framework"). Management concluded that our internal control over financial reporting was effective as of December 31, 2024, based on our evaluation under the 2013 Framework.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, in designing a control system, we must take into account the benefits of controls relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report dated February 25, 2025, which is included herein.

c)   <u>Changes in internal control over financial reporting</u>

There were no changes in our internal control over financial reporting that occurred during the last quarter of the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Old Dominion Freight Line, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Old Dominion Freight Line, Inc.'s internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Old Dominion Freight Line, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the balance sheets of the Company as of December 31, 2024 and 2023, the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) and our report dated February 25, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Raleigh, North Carolina
February 25, 2025

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2024, no member of the Board of Directors or Section 16 officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 (a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 of Form 10-K will appear in the Company's proxy statement for its 2025 Annual Meeting of Shareholders under the captions "Proposal 1 – Election of Directors," "Executive Officers," "Corporate Governance – Attendance and Committees of the Board – Audit Committee," "Corporate Governance – Director Nominations," "Corporate Governance - Insider Trading Policy" and "Delinquent Section 16(a) Reports" (to the extent reported therein), and the information therein is incorporated herein by reference.

We have adopted a "Code of Business Conduct" that applies to all of our directors and officers and other employees, including our principal executive officer, principal financial officer and principal accounting officer. Our Code of Business Conduct is publicly available and is posted on our website at https://ir.odfl.com/governance-docs. To the extent permissible under applicable law, the rules of the SEC and Nasdaq listing standards, we intend to disclose on our website any amendment to our Code of Business Conduct, or any grant of a waiver from a provision of our Code of Business Conduct, that requires disclosure under applicable law, the rules of the SEC or Nasdaq listing standards.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 of Form 10-K will appear in the Company's proxy statement for its 2025 Annual Meeting of Shareholders under the captions "Corporate Governance – Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation," and "Director Compensation," and the information therein is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 of Form 10-K will appear in the Company's proxy statement for its 2025 Annual Meeting of Shareholders under the captions "Equity Compensation Plan Information" and "Security Ownership of Management and Certain Beneficial Owners," and the information therein is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 of Form 10-K will appear in the Company's proxy statement for the 2025 Annual Meeting of Shareholders under the captions "Corporate Governance – Independent Directors" and "Related Person Transactions," and the information therein is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 of Form 10-K will appear in the Company's proxy statement for its 2025 Annual Meeting of Shareholders under the captions "Corporate Governance – Audit Committee Pre-Approval Policies and Procedures" and "Independent Registered Public Accounting Firm Fees and Services," and the information therein is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements.

The following financial statements of Old Dominion Freight Line, Inc. are included in Item 8:

Balance Sheets – December 31, 2024 and December 31, 2023

Statements of Operations – Years ended December 31, 2024, December 31, 2023 and December 31, 2022

Statements of Changes in Shareholders' Equity – Years ended December 31, 2024, December 31, 2023 and December 31, 2022

Statements of Cash Flows – Years ended December 31, 2024, December 31, 2023 and December 31, 2022

Notes to the Financial Statements

Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)

(a)(2) Financial Statement Schedules.

The Schedule II – Valuation and Qualifying Accounts schedule of Old Dominion Freight Line, Inc. is included below:

Schedule II
Old Dominion Freight Line, Inc.
Valuation and Qualifying Accounts

(In thousands)	Allowance for Uncollectible Accounts [1]			
	Balance at Beginning of Period	Charged to Expense	Deductions [2]	Balance at End of Period
Year Ended December 31,				
2022	$ 6,039	$ 2,128	$ 1,490	$ 6,677
2023	$ 6,677	$ 1,670	$ 2,239	$ 6,108
2024	**$ 6,108**	**$ 2,011**	**$ 1,744**	**$ 6,375**

[1] This table does not include any allowances for revenue adjustments that result from billing corrections, customer allowances, money-back service guarantees and other miscellaneous revenue adjustments that are recorded in our revenue from operations.

[2] Uncollectible accounts written off, net of recoveries.

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the instructions thereto or are inapplicable and, therefore, have been omitted.

(a)(3) Exhibits Filed.

The exhibits listed in the accompanying Exhibit Index are filed as a part of this report.

(b) Exhibits.

See the Exhibit Index immediately preceding the signatures to this Annual Report on Form 10-K.

(c) Separate Financial Statements and Schedules.

None.

ITEM 16. FORM 10-K SUMMARY

None.

EXHIBIT INDEX
TO ANNUAL REPORT ON FORM 10-K
OLD DOMINION FREIGHT LINE, INC.
FOR YEAR ENDED DECEMBER 31, 2024

Exhibit No.	Description
3.1.1	Amended and Restated Articles of Incorporation of Old Dominion Freight Line, Inc. (as amended July 30, 2004) (Incorporated by reference to the exhibit of the same number contained in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed on August 6, 2004)
3.1.2	Articles of Amendment of Old Dominion Freight Line, Inc. (Incorporated by reference to the exhibit of the same number contained in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed on August 9, 2012)
3.1.3	Articles of Amendment of Old Dominion Freight Line, Inc. (Incorporated by reference to the exhibit of the same number contained in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, filed on August 6, 2020)
3.1.4	Articles of Amendment of Old Dominion Freight Line, Inc. (Incorporated by reference to exhibit 3.1(4) contained in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed on August 5, 2024)
3.2	Amended and Restated Bylaws of Old Dominion Freight Line, Inc. (as amended through October 19, 2022) (Incorporated by reference to the exhibit of the same number contained in the Company's Current Report on Form 8-K filed on October 20, 2022)
4.1	Specimen certificate of Common Stock (Incorporated by reference to the exhibit of the same number contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, filed on February 22, 2023)
4.15	Description of Common Stock
4.16	Note Purchase and Private Shelf Agreement among Old Dominion Freight Line, Inc., PGIM, Inc. and certain affiliates and managed accounts of PGIM, Inc., as purchasers, dated as of May 4, 2020 (Incorporated by reference to the exhibit of the same number contained in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 filed on May 5, 2020)
4.17	First Amendment to Note Purchase and Private Shelf Agreement, dated March 22, 2023, by and among Old Dominion Freight Line, Inc., PGIM, Inc. and the other holders of the Notes (as defined therein) (Incorporated by reference to the exhibit of the same number contained in the Company's Current Report on Form 8-K filed on March 23, 2023)
4.18	Third Amended and Restated Credit Agreement, dated March 22, 2023, among Old Dominion Freight Line, Inc., Wells Fargo Bank, National Association, as Administrative Agent, and the Lenders named therein (Incorporated by reference to the exhibit of the same number contained in the Company's Current Report on Form 8-K filed on March 23, 2023)
4.19	First Amendment to Third Amended and Restated Credit Agreement, dated as of August 28, 2024, among Old Dominion Freight Line, Inc., the Lenders defined therein, and Wells Fargo Bank, National Association, as administrative agent (Incorporated by reference to the exhibit of the same number contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed on November 6, 2024)
4.20	Second Amendment to Note Purchase and Private Shelf Agreement, made and entered into as of August 28, 2024, by and among Old Dominion Freight Line, Inc., PGIM, Inc. and the other holders of Notes (as defined therein) (Incorporated by reference to the exhibit of the same number contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed on November 6, 2024)
10.17.15*	Old Dominion Freight Line, Inc. 2012 Phantom Stock Plan (Incorporated by reference to the exhibit of the same number contained in the Company's Current Report on Form 8-K filed on November 5, 2012)

10.17.16*	Form of Old Dominion Freight Line, Inc. 2012 Phantom Stock Plan Phantom Stock Award Agreement (Incorporated by reference to the exhibit of the same number contained in the Company's Current Report on Form 8-K filed on November 5, 2012)
10.17.20*	First Amendment to the Old Dominion Freight Line, Inc. 2012 Phantom Stock Plan (Incorporated by reference to the exhibit of the same number contained in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed on May 7, 2015)
10.18.4*	Form of Old Dominion Freight Line, Inc. Director Phantom Stock Plan Award Agreement (Incorporated by reference to the exhibit of the same number contained in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed on August 8, 2008)
10.18.7*	Old Dominion Freight Line, Inc. Director Phantom Stock Plan, as amended through April 1, 2011 (Incorporated by reference to the exhibit of the same number contained in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on May 9, 2011)
10.18.9*	2014 Declaration of Amendment to Old Dominion Freight Line, Inc. Director Phantom Stock Plan, effective February 20, 2014 (Incorporated by reference to the exhibit of the same number contained in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed on May 6, 2014)
10.18.12*	Old Dominion Freight Line, Inc. Director Phantom Stock Plan (As Amended and Restated Through December 16, 2019) (Incorporated by reference to the exhibit of the same number contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2019, filed on February 26, 2020)
10.18.13*	Amendment to Old Dominion Freight Line, Inc. Director Phantom Stock Award Agreement (under the Old Dominion Freight Line, Inc. Director Phantom Stock Plan (As Amended and Restated Through December 16, 2019)) (Incorporated by reference to the exhibit of the same number contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2019, filed on February 26, 2020)
10.18(16)*	Old Dominion Freight Line, Inc. Non-Employee Director Compensation Structure, effective as of the 2024 Annual Meeting of Shareholders (Incorporated by reference to the exhibit of the same number contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 26, 2024)
10.19.1*	Old Dominion Freight Line, Inc. Phantom Stock Plan, effective as of May 16, 2005 (Incorporated by reference to the exhibit of the same number contained in the Company's Current Report on Form 8-K filed on May 20, 2005)
10.19.3*	Form of Old Dominion Freight Line, Inc. Phantom Stock Award Agreement (Incorporated by reference to the exhibit of the same number contained in the Company's Current Report on Form 8-K filed on February 21, 2006)
10.19.4*	Old Dominion Freight Line, Inc. Phantom Stock Plan, effective as of January 1, 2009 (Incorporated by reference to the exhibit of the same number contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009)
10.19.6*	Amendment to Old Dominion Freight Line, Inc. Phantom Stock Plan, effective as of May 18, 2009 (Incorporated by reference to Exhibit 10.19.4 contained in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed on August 7, 2009)
10.19.7*	2011 Declaration of Amendment to Old Dominion Freight Line, Inc. Phantom Stock Plan, effective as of May 17, 2011 (Incorporated by reference to the exhibit of the same number contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, filed on November 8, 2011)
10.19.8*	Old Dominion Freight Line, Inc. Phantom Stock Award Agreement (Incorporated by reference to the exhibit of the same number contained in the Company's Current Report on Form 8-K filed on July 5, 2012)
10.19.9*	2014 Declaration of Second Amendment to Old Dominion Freight Line, Inc. Director Phantom Stock Plan, effective as of August 7, 2014 (Incorporated by reference to the exhibit of the same number contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed on November 5, 2014)
10.19.10*	2015 Declaration of Amendment to the Old Dominion Freight Line, Inc. Phantom Stock Plan (Incorporated by reference to the exhibit of the same number contained in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed on May 7, 2015)

10.19.11*	2016 Declaration of Amendment to Old Dominion Freight Line, Inc. Director Phantom Stock Plan, effective as of February 25, 2016 (Incorporated by reference to the exhibit of the same number contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2015, filed on February 29, 2016)
10.19.12*	Old Dominion Freight Line, Inc. Change of Control Severance Plan for Key Executives (As Amended and Restated Effective October 31, 2018) (Incorporated by reference to the exhibit of the same number contained in the Company's Current Report on Form 8-K filed on November 1, 2018)
10.19.13*	Old Dominion Freight Line, Inc. Phantom Stock Plan (As Amended and Restated Through December 16, 2019) (Incorporated by reference to the exhibit of the same number contained in the Company's Current Report on Form 8-K filed on December 19, 2019)
10.19.14*	Amendment to Old Dominion Freight Line, Inc. Phantom Stock Award Agreement (under the Old Dominion Freight Line, Inc. Phantom Stock Plan (As Amended and Restated Through December 16, 2019)) (Incorporated by reference to the exhibit of the same number contained in the Company's Current Report on Form 8-K filed on December 19, 2019)
10.19.15*	Old Dominion Freight Line, Inc. 2012 Phantom Stock Plan (As Amended and Restated Through December 16, 2019) (Incorporated by reference to the exhibit of the same number contained in the Company's Current Report on Form 8-K filed on December 19, 2019)
10.19.16*	Amendment to Old Dominion Freight Line, Inc. Phantom Stock Award Agreement (under the Old Dominion Freight Line, Inc. 2012 Phantom Stock Plan (As Amended and Restated Through December 16, 2019)) (Incorporated by reference to the exhibit of the same number contained in the Company's Current Report on Form 8-K filed on December 19, 2019)
10.20.1*	2006 Nonqualified Deferred Compensation Plan of Old Dominion Freight Line, Inc., effective January 1, 2006 (as restated and effective January 1, 2009) (Incorporated by reference to the exhibit of the same number contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 1, 2010)
10.20.2*	Form of Annual Salary and Bonus Deduction Agreement (Incorporated by reference to the exhibit of the same number contained in the Company's Current Report on Form 8-K filed on February 21, 2006)
10.20.3*	Second Amendment to 2006 Nonqualified Deferred Compensation Plan of Old Dominion Freight Line, Inc., as amended, effective November 10, 2011 (Incorporated by reference to the exhibit of the same number contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 29, 2012)
10.20.4*	Third Amendment to the 2006 Nonqualified Deferred Compensation Plan of Old Dominion Freight Line, Inc. (Incorporated by reference to the exhibit of the same number contained in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed on May 7, 2015)
10.20.5*	Fourth Amendment to the 2006 Nonqualified Deferred Compensation Plan of Old Dominion Freight Line, Inc. (Incorporated by reference to the exhibit of the same number contained in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed on August 3, 2022)
10.21*	Old Dominion Freight Line, Inc. Performance Incentive Plan (Incorporated by reference to the exhibit of the same number contained in the Company's Current Report on Form 8-K, filed on June 3, 2008)
10.21.1*	Old Dominion Freight Line, Inc. Performance Incentive Plan (As Amended and Restated Through January 30, 2019) (Incorporated by reference to the exhibit of the same number contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2018, filed on February 27, 2019)
10.23*	Old Dominion Freight Line, Inc. 2016 Stock Incentive Plan (Incorporated by reference to Exhibit 99 contained in the Company's Registration Statement on Form S-8 (File No. 333-211464), filed on May 19, 2016)
10.23.2*	Form of Old Dominion Freight Line, Inc. 2016 Stock Incentive Plan Restricted Stock Award Agreement (Non-Employee Directors) (Incorporated by reference to the exhibit of the same number contained in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed on August 8, 2016)
10.23.4*	Form of Old Dominion Freight Line, Inc. 2016 Stock Incentive Plan Restricted Stock Award Agreement (Employees) (Incorporated by reference to the exhibit of the same number contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2021, filed on February 23, 2022)

10.23.5*	Form of Old Dominion Freight Line, Inc. 2016 Stock Incentive Plan Restricted Stock Unit Agreement (Performance-Based) (Employees) (Incorporated by reference to the exhibit of the same number contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2021, filed on February 23, 2022)
19.1	Old Dominion Freight Line, Inc. Policy Statement on the Prevention of Insider Trading
23.1	Consent of Ernst & Young LLP
31.1	Certification Pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification Pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Old Dominion Freight Line, Inc. Clawback Policy (as updated October 18, 2023) (Incorporated by reference to the exhibit of the same number contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 26, 2024)
101	The following financial information from our Annual Report on Form 10-K for the year ended December 31, 2024, filed on February 25, 2025, formatted in iXBRL (Inline eXtensible Business Reporting Language) includes: (i) the Balance Sheets at December 31, 2024 and 2023, (ii) the Statements of Operations for the years ended December 31, 2024, 2023 and 2022, (iii) the Statements of Changes in Shareholders' Equity for the years ended December 31, 2024, 2023 and 2022, (iv) the Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022, and (v) the Notes to the Financial Statements
104	The cover page from our Annual Report on Form 10-K for the year ended December 31, 2024, formatted in iXBRL

*   Denotes an executive compensation plan or agreement

Our SEC file number reference for documents filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended, is 0-19582.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD DOMINION FREIGHT LINE, INC.

Dated: February 25, 2025

By: /s/ KEVIN M. FREEMAN

Kevin M. Freeman
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name and Signature	Position	Date
/s/ DAVID S. CONGDON David S. Congdon	Executive Chairman of the Board of Directors	February 25, 2025
/s/ SHERRY A. AAHOLM Sherry A. Aaholm	Director	February 25, 2025
/s/ JOHN R. CONGDON, JR. John R. Congdon, Jr.	Director	February 25, 2025
/s/ ANDREW S. DAVIS Andrew S. Davis	Director	February 25, 2025
/s/ BRADLEY R. GABOSCH Bradley R. Gabosch	Director	February 25, 2025
/s/ GREG C. GANTT Greg C. Gantt	Director	February 25, 2025
/s/ JOHN D. KASARDA John D. Kasarda	Director	February 25, 2025
/s/ CHERYL S. MILLER Cheryl S. Miller	Director	February 25, 2025
/s/ WENDY T. STALLINGS Wendy T. Stallings	Director	February 25, 2025
/s/ THOMAS A. STITH, III Thomas A. Stith, III	Director	February 25, 2025
/s/ LEO H. SUGGS Leo H. Suggs	Director	February 25, 2025
/s/ KEVIN M. FREEMAN Kevin M. Freeman	President, Chief Executive Officer and Director (Principal Executive Officer)	February 25, 2025
/s/ ADAM N. SATTERFIELD Adam N. Satterfield	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 25, 2025
/s/ CLAYTON G. BRINKER Clayton G. Brinker	Vice President – Accounting and Finance (Principal Accounting Officer)	February 25, 2025

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